Registration No. _________


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM N-4


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                      Pre-Effective Amendment No. _______

                     Post-Effective Amendment No. _______


                                     and/or


         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                             Amendment No. ________

                        (Check appropriate box or boxes)

         Principal  Life Insurance Company Separate Account B
--------------------------------------------------------------------------------
                           (Exact Name of Registrant)


                  Principal  Life Insurance Company
--------------------------------------------------------------------------------
                               (Name of Depositor)

          The Principal Financial Group, Des Moines, Iowa              50392
--------------------------------------------------------------------------------
  (Address of Depositor's Principal Executive Offices)               (Zip Code)


Depositor's Telephone Number, including Area Code   (515) 248-3842


  M. D. Roughton, The Principal Financial Group, Des Moines, Iowa  50392
--------------------------------------------------------------------------------
                     (Name and Address of Agent for Service)

     Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
     Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

     Title of Securities Being Registered: Principal Investment Plus Variable Annuity Contract.

               PRINCIPAL LIFE INSURANCE COMPANY SEPARATE ACCOUNT B PRINCIPAL FREEDOM 2 VARIABLE ANNUITY CONTRACT

                   PRINCIPAL FREEDOM 2 VARIABLE ANNUITY/SM/
                                 the "Contract"
 Issued by Principal Life Insurance Company (the "Company"). This prospectus is dated ________________


This prospectus provides information about the Contract and the Principal Life Insurance Company Separate Account B ("Separate Account") that you, as owner, should know before investing. It should be read and retained for future reference. Additional information about the Contract is included in the Statement of Additional Information ("SAI"), dated ________________, which has been filed with the Securities and Exchange Commission (the "SEC"). The SAI is a part of this prospectus. The table of contents of the SAI is at the end of this prospectus. You may obtain a free copy of the SAI by writing or telephoning:
Principal Freedom 2 Variable Annuity/sm/, Principal Financial Group, P. O. Box 9382, Des Moines, Iowa 50306-9382, Telephone:1-800-852-4450.


An investment in the Contract is not a deposit or obligation of any bank and is not insured or guaranteed by any bank, the Federal Deposit Insurance Corporation or any other government agency.


The individual deferred annuity contract ("Contract") described in this prospectus is funded with the Separate Account. Each Separate Account Division ("divisions") is invested in a corresponding underlying mutual fund. The divisions available through the Contract are:

American Century VP Income & Growth          Principal VC MidCap Growth            Principal
                                                                                   VC Principal LifeTime Strategic
                                                                                   Income
Principal VC Bond                            Principal VC MidCap Value             Principal VC Real Estate Securities
Principal VC Capital Value                   Principal VC Money Market             Principal VC Short-Term Bond
Principal VC Diversified International       Principal                             Principal VC SmallCap
                                             VC Principal LifeTime 2010
Principal VC Government & High Quality Bond  Principal                             Principal VC SmallCap Growth
                                             VC Principal LifeTime 2020
Principal VC LargeCap Growth Equity          Principal                             Principal VC SmallCap Value
                                             VC Principal LifeTime 2030
Principal VC LargeCap Stock Index            Principal
                                             VC Principal LifeTime 2040
Principal VC MidCap                          Principal
                                             VC Principal LifeTime 2050



These securities have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


This prospectus is valid only when accompanied by the current prospectuses for the underlying mutual funds. These prospectuses should be kept for future reference.


The Contract offered by this prospectus may not be available in all states. This prospectus is not an offer to sell, or solicitation of an offer to buy, the Contract in states in which the offer or solicitation may not be lawfully made. No person is authorized to give any information or to make any representation in connection with this Contract other than those contained in this prospectus.

TABLE OF CONTENTS


GLOSSARY................................................................

SUMMARY OF EXPENSE INFORMATION..........................................

SUMMARY.................................................................

 Investment Limitations.................................................

 Transfers..............................................................

 Surrenders.............................................................

 Charges and Deductions.................................................

 Annuity Benefit Payments...............................................

 Death Benefit..........................................................

 Examination Offer Period (Free-Look)...................................

THE PRINCIPAL FREEDOM 2 VARIABLE ANNUITY...............................

THE COMPANY.............................................................

THE SEPARATE ACCOUNT....................................................

THE UNDERLYING MUTUAL FUNDS.............................................

THE CONTRACT............................................................

 To Buy a Contract......................................................

 Premium Payments.......................................................

 Right to Examine the Contract (Free-Look)..............................

 Replacement Contracts..................................................

THE ACCUMULATION PERIOD.................................................

 The Value of Your Contract.............................................

 Automatic Portfolio Rebalancing (APR)..................................

 Telephone and Internet Services........................................

 Surrenders.............................................................

 Death Benefit..........................................................

 The Annuity Benefit Payment Period.....................................

CHARGES AND DEDUCTIONS..................................................

 Mortality and Expense Risks Charge.....................................

 Transaction Fee........................................................

 Transfer Fee...........................................................

 Premium Taxes..........................................................

 Surrender Charge.......................................................

 Free Surrender Privilege...............................................

 Separate Account Administration Charge.................................

 Special Provisions for Group or Sponsored Arrangements.................

GENERAL PROVISIONS......................................................

 The Contract...........................................................

 Delay of Payments......................................................

 Misstatement of Age or Gender..........................................

 Assignment.............................................................

 Change of Owner or Annuitant...........................................

 Beneficiary............................................................

 Contract Termination...................................................

 Reinstatement..........................................................

 Reports................................................................

 Important Information about Customer Identification Procedures .........

RIGHTS RESERVED BY THE COMPANY..........................................

 Frequent Trading and Market Timing (Abusive Trading Practices).........

DISTRIBUTION OF THE CONTRACT............................................

PERFORMANCE CALCULATION.................................................

VOTING RIGHTS...........................................................

FEDERAL TAX MATTERS.....................................................

 Non-Qualified Contracts................................................

 Required Distributions for Non-Qualified Contracts.....................

 IRA, SEP and SIMPLE-IRA................................................

 Rollover IRAs..........................................................

 Withholding............................................................

MUTUAL FUND DIVERSIFICATION.............................................

STATE REGULATION........................................................

GENERAL INFORMATION.....................................................

TABLE OF DIVISIONS......................................................

FINANCIAL STATEMENTS....................................................

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION............

GLOSSARY


ACCUMULATED VALUE - an amount equal to the sum of your Contract's value in the divisions.


ACCUMULATION PERIOD - the period of time from the contract date to the annuitization date.


ANNIVERSARY - the same date and month of each year following the contract date.


ANNUITANT - the person, including any joint annuitant, on whose life the annuity benefit payment is based. This person may or may not be the owner.


ANNUITIZATION DATE - the date your full accumulated value is applied, under an annuity benefit payment option, to make income payments.


CONTRACT DATE - the date that the Contract is issued and which is used to determine contract years.


CONTRACT YEAR - the one-year period beginning on the contract date and ending one day before the contract anniversary and any subsequent one-year period beginning on a contract anniversary. (e.g. If the contract date is June 5, 2005, the first contract year ends on June 4, 2006, and the first contract anniversary is June 5, 2006.)


DATA PAGE - that portion of the Contract which contains the following: owner and annuitant data (names, gender, annuitant age); the contract date; maximum annuitization date; and contract charges and limits.


DIVISION - a part of the Separate Account which invests in shares of an underlying mutual fund (referred to in the marketing materials as "sub-account").


JOINT ANNUITANT - one of the annuitants on whose life the annuity benefit payment is based. Any reference to the death of the annuitant means the death of the first annuitant to die.


JOINT OWNER - an owner who, with another owner, has an undivided interest in this Contract. Any reference to the death of the owner means the death of the first owner to die.


NON-QUALIFIED CONTRACT - a Contract which does not qualify for favorable tax treatment as a Qualified Plan, Individual Retirement Annuity, SEP IRA, or Simple-IRA.


NOTICE - any form of communication received by us, at the home office, either in writing or in another form approved by us in advance.


Your notices may be mailed to us at:
   Principal Life Insurance Company
   P O Box 9382
   Des Moines, Iowa 50306-9382

OWNER - the person, including joint owner, who owns all the rights and privileges of this Contract.


PARTIAL ANNUITIZATION - application of a portion of the accumulated value to an annuity benefit payment option.


PREMIUM PAYMENTS - the gross amount contributed to the Contract.


QUALIFIED PLANS - retirement plans which receive favorable tax treatment under
Section 401 or 403(a) of the Internal Revenue Code.


SURRENDER CHARGE - the charge deducted upon certain partial surrenders or upon a total surrender of the Contract within the first three contract years.

SURRENDER VALUE - accumulated value less any applicable surrender charge, transaction fee, transfer fee and any premium or other taxes.


TRANSFER - moving all or a portion of your accumulated value to or among one division or another. Simultaneous transfers are considered to be one transfer for purposes of calculating the transfer fee, if any.


UNDERLYING MUTUAL FUND - a registered open-end investment company, or a separate portfolio thereof, in which a division invests.


UNIT - the accounting measure used to calculate the value of a division.


UNIT VALUE - a measure used to determine the value of an investment in a division.


VALUATION DATE - each day the New York Stock Exchange ("NYSE") is open for trading and trading is not restricted.


VALUATION PERIOD - the period of time from one determination of the value of a unit of a division to the next. Each valuation period begins at the close of normal trading on the NYSE, generally 4:00 p.m. E.T., on each valuation date and ends at the close of normal trading of the NYSE on the next valuation date.


YOU, YOUR - the owner of this Contract, including any joint owner.

SUMMARY OF EXPENSE INFORMATION


The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract or transfer cash value between divisions.

                     CONTRACT OWNER TRANSACTION EXPENSES
 ------------------------------------------------------------------------------
 Sales charge                                   .none
 ------------------------------------------------------------------------------
 Maximum surrender charge (as a percentage of   .3%
 premium payments surrendered)/(1)/
 ------------------------------------------------------------------------------
 Transaction Fees                               .$25 for each unscheduled
 . guaranteed maximum                             partial surrender after the
                                                  twelfth in a contract year
                                                .zero
 .current
 ------------------------------------------------------------------------------
 Transfer Fee/(2)/                              .$30 for each unscheduled
 . guaranteed maximum                             transfer after the first in a
                                                  contract year
 .current                                       .zero
 ------------------------------------------------------------------------------
 State Premium Taxes (vary by state)            . 3.5% of premiums paid
 . guaranteed maximum/(3)/                      .zero
 .current
 ------------------------------------------------------------------------------


/ //(1)/ Surrender charge as a percentage of premium payments surrendered:

                              TABLE OF SURRENDER CHARGES
                              --------------------------
                         CONTRACT YEAR           SURRENDER CHARGE
                         -------------           ----------------
                               1                         %
                               2                         %
                               3                         %
                          4 and later                   0 %



 /(2)/ Please note that in addition to the fees shown, the Separate Account and/or sponsors of the underlying mutual funds may adopt requirements permitted or mandated under rules and/or regulations adopted by federal and/or state regulators which impose additional transfer fees and/or restrictions on transfers.


/ //(3) /We reserve the right to deduct an amount to cover any premium taxes imposed by states or other jurisdictions.

The next table describes the fees and expenses that are deducted periodically during the time that you own the Contract, not including underlying mutual fund fees and expenses.

                               PERIODIC EXPENSES
  -----------------------------------------------------------------------------
   Separate Account Annual Expenses (as a
   percentage of accumulated value)
   . guaranteed maximum                           1.25%
    Mortality and Expense Risks Charge            0.15%
    Separate Account Administration Charge        -----
    Total Separate Account Annual Expenses        1.40%

   .current                                       0.95%
    Mortality and Expense Risks Charge            0.00%
    Separate Account Administration Charge        -----
    Total Separate Account Annual Expenses        0.95%
  -----------------------------------------------------------------------------

The next item shows the minimum and maximum total operating expenses charged by the underlying mutual funds that you may pay periodically during the time that you own the contract. More detail concerning the fees and expenses of each underlying mutual fund is contained in its prospectus.
..

     MINIMUM AND MAXIMUM ANNUAL UNDERLYING MUTUAL FUND OPERATING EXPENSES
                           AS OF DECEMBER 31, 2004
 ------------------------------------------------------------------------------
                                                     MINIMUM        MAXIMUM
 ------------------------------------------------------------------------------
 Total annual underlying mutual fund operating
 expenses (expenses that are deducted from
 underlying mutual fund assets, including
 management fees, distribution and/or service             %               %
 (12b-1) fees and other expenses)
 ------------------------------------------------------------------------------

Annual expenses of the underlying mutual funds (as a percentage of average net assets) as of December 31, 2004:

                   ANNUAL UNDERLYING MUTUAL FUND EXPENSES
                   -----------------------------
                                                                    TOTAL
                             MANAGEMENT    12B-1      OTHER         GROSS
  UNDERLYING MUTUAL FUNDS       FEES     FEES/(1)/   EXPENSES   EXPENSES/(2)/
  -----------------------    ----------  ---------   --------  ----------------
 American Century VP Income
 & Growth - Class I             0.70     none          0.00         0.70
 Principal VCF
 Bond/(//3//)/                  0.46     none          0.01         0.47
 Principal VCF Capital
 Value/(//3//)/                 0.60     none          0.00        0.60/(//4//)/
 Principal VCF Diversified
 International/(//3//)/         0.85     none          0.12        0.97/(//4//)/
 Principal VCF Government &
 High Quality Bond/(//3//)/     0.44     none          0.00         0.44
 Principal VCF LargeCap
 Growth Equity                  1.00     none          0.05        1.05/(//4//)/
 Principal VCF LargeCap
 Stock Index                    0.35     none          0.02         0.37
 Principal VCF
 MidCap/(//3//)/                0.58     none          0.01        0.59/(4)/
 Principal VCF MidCap
 Growth/(//3//)/                0.90     none          0.02        0.92/(//4//)/
 Principal VCF MidCap
 Value/(//3//)/                 1.05     none          0.03        1.08/(//4//)/
 Principal VCF Money
 Market/(//3//)/                0.48     none          0.01         0.49
 Principal VCF Principal
 LifeTime 2010                  0.12     none         9..90        10.02/(//5//)/
 Principal VCF Principal
 LifeTime 2020                  0.12     none          8.60        8.72/(//5//)/
 Principal VCF Principal
 LifeTime 2030                  0.12     none          2.02        2.14/(//5//)/
 Principal VCF Principal
 LifeTime 2040                  0.12     none          1.35        1.47/(//5//)/
 Principal VCF Principal
 LifeTime 2050                  0.12     none          1.37        1.49/(//5//)/
 Principal VCF Principal
 LifeTime Strategic Income      0.12     none          9.97        10.09/(//5//)/
 Principal VCF Real Estate
 Securities/(//3//)/            0.90     none          0.00        0.90/(//4//)/
 Principal VCF Short-Term
 Bond/(//3//)/                  0.50     none          0.03        0.53/(//6//)/
 Principal VCF
 SmallCap/(//3//)/              0.85     none          0.01        0.86/(//4//)/
 Principal VCF SmallCap
 Growth/(//3//)/                1.00     none          0.01        1.01/(//4//)/
 Principal VCF SmallCap
 Value/(//3//)/                 1.10     none          0.03        1.13/(//4//)/

/ //(1)/ The Company and Princor Financial Services Corporation may receive a portion of the fund expenses for record keeping, marketing and distribution services.
/ //(2)/ Based on expenses incurred by the fund, as stated in the fund's shareholder report.
/ //(3) /The account has a stepped fee schedule, As a result, the account's management fee rate generally decreases as account assets increase.
/ //(4)/ / /Expense ratio without fees paid indirectly through a commission recapture agreement or a custodial agreement. If such fees were included, the expense ratio shown would be lower.
/ //(5) /Expense ratio without the Manager's voluntary expense limit. Principal
 Management Corporation has voluntarily agreed to reimburse the total annual expenses through April 30, 2006 so that it will not exceed 0.16% for Principal LifeTime 2010 Account, 0.13% for Principal LifeTime 2020 Account, 0.16% for Principal LifeTime 2030 Account, 0.13% for Principal LifeTime 2040 Account, 0.12% for Principal LifeTime 2050 Account, and 0.14% for Principal LifeTime Strategic Income Account. These agreements may be discontinued by Principal Management Corporation at any time. The expense limit was not factored into the ratio shown; if it had been included the ratio would have been lower.
 Each Principal LifeTime Account, as shareholder of underlying funds, indirectly bears its pro-rata share of the operating expenses incurred by each underlying fund. As of December 31, 2004, the operating expenses of the underlying funds ranged from 0.39% to 1.55%.

/ //(6)/ Expense ratio without the effect of fees paid indirectly (through a commission recapture agreement or a custodial agreement) and Principal Management Corporation's voluntary expense limit (which ceased on May 1, 2004). The expense limit was not factored into the ratio shown; if it had been included the ratio would have been lower.

EXAMPLE
This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, Separate Account annual expenses, and underlying mutual fund fees and expenses. Although your actual costs may be higher or lower, based on these assumptions, your costs would be as shown below.

The Example reflects the guaranteed maximum charges imposed if you were to purchase the Contract. The Example also reflects the minimum and maximum annual underlying mutual fund operating expenses (as of December 31, 2004). The Example assumes:
.. a $10,000 investment in the Contract for the time periods indicated;
.. a 5% return each year;
.. the maximum contract owner transaction expenses (shown in the Summary of Expense Information) though the amount collected may be less than shown in the Example as certain of these transaction expenses are not currently imposed;
.. the maximum periodic expenses (shown in the Summary of Expense Information) though the amount collected may be less than shown in the Example as the Separate Account Administration Charge is not currently imposed and the current Mortality and Expense Risks charge is less than the guaranteed maximum; and
.. the maximum and minimum fees and expenses (without voluntary fee waivers, if any) of the underlying mutual funds.

                          IF YOU SURRENDER YOUR CONTRACT            IF YOU DO NOT
                           AT THE END OF THE APPLICABLE               SURRENDER
                                   TIME PERIOD                      YOUR CONTRACT
--------------------------------------------------------------------------------------------
                        1 YR.   3 YRS.   5 YRS.   10 YRS.   1 YR.  3 YRS.  5 YRS.  10 YRS.
--------------------------------------------------------------------------------------------
 Maximum Total
 Underlying Mutual
 Fund Operating         1,378    3,240    4,952    8,494    1,127  3,168   4,952    8,494
 Expenses (10.09%)
--------------------------------------------------------------------------------------------
 Minimum Total
 Underlying Mutual
 Fund Operating           453      638      926    2,013      173    538     926    2,013
 Expenses (0.37%)
--------------------------------------------------------------------------------------------
                         IF YOU FULLY ANNUITIZE YOUR CONTRACT
                             AT THE END OF THE APPLICABLE
                                     TIME PERIOD
----------------------------------------------------------------
                         1 YR.    3 YRS.    5 YRS.     10 YRS.
----------------------------------------------------------------
 Maximum Total           1.127    3.168     4,952       8,494
 Underlying Mutual
 Fund Operating
 Expenses (10.09%)
----------------------------------------------------------------
 Minimum Total             173      538       926       2,013
 Underlying Mutual
 Fund Operating
 Expenses (0.37%)
----------------------------------------------------------------



SUMMARY


This prospectus describes a flexible variable annuity offered by the Company. The Contract is designed to provide individuals with retirement benefits, including:
.. non-qualified arrangements; and
.. qualified arrangements (e.g. Individual Retirement Annuity plans ("IRA
  Plans"), Simplified Employee Pension plans ("SEPs") and Savings Incentive Match Plan for Employees ("SIMPLE") IRAs adopted according to Section 408 of the Internal Revenue Code (see Federal Tax Matters - IRA, SEP and SIMPLE-IRA and Rollover IRAs)). There is no additional tax deferral benefit derived from placing IRA or other qualified funds into the Contract.

For information on how to purchase the Contract, please see THE CONTRACT - To Buy a Contract.


This is a brief summary of the Contract's features. More detailed information follows later in this prospectus.


INVESTMENT LIMITATIONS
.. Initial premium payment must be $10,000 or more.
.. Each subsequent premium payment must be at least $500.
.. If you are a member of a retirement plan covering three or more persons and payments are made through an automatic investment program, the initial and subsequent premium payments for the Contract must average at least $100 and not be less than $50.

You may allocate your net premium payments to the divisions, a complete list of which may be found in the Table of Divisions later in this prospectus. Each division invests in shares of an underlying mutual fund. More detailed information about the underlying mutual funds may be found in the current prospectus for each underlying mutual fund.

TRANSFERS (See Division Transfers and Total and Partial Surrenders for additional restrictions.)
During the accumulation period,
.. a dollar amount or percentage of transfer must be specified; and .. a transfer may occur on a scheduled or unscheduled basis.
After you fully annuitize the accumulated value, transfers are not permitted.

SURRENDERS (See Surrenders and Total and Partial Surrenders)
During the accumulation period:
.. a dollar amount must be specified;
.. surrendered amounts may be subject to surrender charge;
.. during a contract year, partial surrenders less than the earnings in the
  Contract or 10% of premium payments are not subject to a surrender charge; and .. surrenders before age 591/2 may involve an income tax penalty (see FEDERAL TAX
  MATTERS).
After you fully annuitize the accumulated value, surrenders are not permitted.

CHARGES AND DEDUCTIONS (see CHARGES AND DEDUCTIONS)
.. There is no sales charge on premium payments
.. A contingent deferred surrender charge is imposed on certain total or partial surrenders.
.. An annual mortality and expense risks charge equal to an annual rate of 0.95% of the accumulated value is imposed daily. We guarantee that this charge will not exceed an annual rate of 1.25% of the accumulated value.
.. The daily separate account administration charge currently is zero. We reserve the right to assess a charge not to exceed an annual rate of 0.15% of the accumulated value.
.. Certain states and local governments impose a premium tax. The Company reserves the right to deduct the amount of the tax from premium payments or accumulated values.

ANNUITY BENEFIT PAYMENTS
.. You may choose from several fixed annuity benefit payment options.
.. You may choose to fully annuitize your Contract starting on your selected annuitization date.
.. You may elect to partially annuitize your Contract prior to the annuitization date by sending us notice.
.. Annuity benefits payments are made to the owner or at the owner's direction.
  You should carefully consider the tax implications of each annuity benefit payment option (see Annuity Benefit Payment Options and FEDERAL TAX MATTERS).

DEATH BENEFIT
.. If the owner dies before the annuitization date, a death benefit is payable to the beneficiary of the Contract.
.. The death benefit may be paid as either a single sum cash benefit or under an annuity benefit payment option (see Death Benefit).
.. If the annuitant dies on or after the annuitization date, the beneficiary will receive only any continuing payments which may be provided by the annuity benefit payment option in effect.

EXAMINATION OFFER PERIOD (FREE-LOOK) (see Right to Examine the Contract (Free-Look))
.. You may return the Contract during the examination offer period which is generally 10 days from the date you receive the Contract. The examination offer period may be longer in certain states.
.. We return all premium payments if required by state law. Otherwise we return accumulated value.

THE PRINCIPAL FREEDOM 2 VARIABLE ANNUITY

The Principal Freedom 2 Variable Annuity is significantly different from a fixed annuity. As the owner of a variable annuity, you assume the risk of investment gain or loss rather than the Company. The accumulated value under a variable annuity is not guaranteed and varies with the investment performance of the underlying mutual funds.

Based on your investment objectives, you direct the allocation of premium payments and accumulated values. There can be no assurance that your investment objectives will be achieved.


THE COMPANY


The Company is a stock life insurance company with its home office at: Principal Financial Group, Des Moines, Iowa 50392. It is authorized to transact life and annuity business in all states of the United States and the District of Columbia. The Company is a wholly owned indirect subsidiary of Principal Financial Group, Inc., a publicly-traded company.


In 1879, the Company was incorporated under Iowa law as a mutual assessment life insurance company named Bankers Life Association. It became a legal reserve life insurance company and changed its name to Bankers Life Company in 1911 and then to Principal Mutual Life Insurance Company in 1986. The name change to Principal Life Insurance Company and reorganization into a mutual insurance holding company structure took place in 1998, when the Company became a stock life insurance company. In 2001, the mutual insurance holding company converted to a stock company through a process called demutualization, resulting in the current organizational structure.


THE SEPARATE ACCOUNT


Separate Account B was established under Iowa law on January 12, 1970. It was registered as a unit investment trust with the SEC on July 17, 1970. This registration does not involve SEC supervision of the investments or investment policies of the Separate Account.


The income, gains, and losses, whether or not realized, of the Separate Account are credited to or charged against the Separate Account without regard to other income, gains, or losses of the Company. Obligations arising from the Contract, including the promise to make annuity benefit payments, are general corporate obligations of the Company. However, the Contract provides that the portion of the Separate Account's assets equal to the reserves and other liabilities under the Contract are not charged with any liabilities arising out of any other business of the Company.


The assets of each division invest in a corresponding underlying mutual fund. New divisions may be added and made available. Divisions may also be eliminated from the Separate Account following SEC approval.


THE UNDERLYING MUTUAL FUNDS


The underlying mutual funds are registered under the Investment Company Act of 1940 as open-end investment management companies. The underlying mutual funds provide the investment vehicles for the Separate Account. A full description of the underlying mutual funds, the investment objectives, policies and restrictions, charges and expenses and other operational information are contained in the accompanying prospectuses (which should be read carefully before investing) and the Statements of Additional Information ("SAI"). COPIES OF THESE DOCUMENTS ARE AVAILABLE WITHOUT CHARGE FROM A SALES REPRESENTATIVE OR OUR HOME OFFICE (CALL 1-800-852-4450).


The Company purchases and sells underlying mutual fund shares for the Separate Account at their net asset value. Shares represent interests in the underlying mutual fund available for investment by the Separate Account. Each underlying mutual fund corresponds to one of the divisions. The assets of each division are separate from the others. A division's performance has no effect on the investment performance of any other division.


The underlying mutual funds are NOT available to the general public directly. The underlying mutual funds are available only as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies and qualified plans. Some of the underlying mutual funds have been established by investment advisers that manage publicly traded mutual funds having similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after publicly traded mutual funds, you should understand that the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and of any underlying mutual fund may differ substantially.

The Table of Divisions later in this prospectus contains a brief summary of the investment objectives of, and sub-advisor for, each division.


THE CONTRACT


The following descriptions are based on provisions of the Contract offered by this prospectus. You should refer to the actual Contract and the terms and limitations of any qualified plan which is to be funded by the Contract. Qualified plans are subject to several requirements and limitations which may affect the terms of any particular Contract or the advisability of taking certain action permitted by the Contract.


TO BUY A CONTRACT
If you want to buy a Contract, you must submit an application and make an initial premium payment. If you are buying the Contract to fund a SIMPLE-IRA or SEP, an initial premium payment is not required at the time you send in the application. If the application is complete and the Contract applied for is suitable, the Contract is issued. If the completed application is received in proper order, the initial premium payment is credited within two valuation days after the later of receipt of the application or receipt of the initial premium payment at the home office. If the initial premium payment is not credited within five valuation days, it is refunded unless we have received your permission to retain the premium payment until we receive the information necessary to issue the Contract.

The date the Contract is issued is the contract date. The contract date is the date used to determine contract years, regardless of when the Contract is delivered.


PREMIUM PAYMENTS
.. The initial premium payment must be at least $10,000.
.. If you are making premium payments through a payroll deduction plan or through a bank account (or similar financial institution) under an automated investment program, your initial and subsequent premium payments must be at least $100.
.. Subsequent premium payments must be at least $500 and can be made until the annuitization date (we reserve the right to change the minimum subsequent premium payment amount but it will not be greater than $1,000).
.. No premium payments will be permitted after the annuitization date.
.. If you are a member of a retirement plan covering three or more persons, the initial and subsequent premium payments for the Contract must average at least $100 and cannot be less than $50.
.. The total of all premium payments may not be greater than $2,000,000 without our prior approval.

RIGHT TO EXAMINE THE CONTRACT (FREE-LOOK)
Under state law, you have the right to return the Contract for any reason during the examination offer period. The examination offer period is 10 days after the Contract is delivered to you in all states, unless your Contract is issued in:

.. Arizona and you are age 65 and over (30 day examination offer period), .. California and you are age 60 and over (30 day examination offer period), .. Idaho (20 day examination offer period), or .. North Dakota (20 day examination offer period).

Some states require us to return the initial premium payment while other states require us to return the accumulated value. Though we currently allocate your initial premium to the divisions you have selected, we reserve the right to allocate initial premiums to the Money Market Division during the examination offer period. In addition, we are required to allocate initial premium payments to the Money Market Division if the contract is issued in California and the owner is age 60 or older. After the examination offer period, the current value of the Money Market Division will be reallocated according to your allocation instructions. The states in which premium payments are returned are:

  Georgia             Louisiana           Nebraska            Rhode Island
  Hawaii              Maine               New Hampshire       South Carolina
  Idaho               Maryland            North Carolina      Utah
  Iowa                Michigan            Oklahoma            Virginia
  Kentucky            Missouri            Pennsylvania        West Virginia

If you are purchasing this Contract to fund an IRA, SIMPLE-IRA, or SEP-IRA and you return it on or before the seventh day of the free-look period, we will return the greater of:
.. total premium payments; or
.. accumulated value.

To return a Contract, you must send a written request to the home office or to the sales representative who sold it to you before the close of business on the last day of the examination offer period. If you send the request (properly addressed and postage prepaid) to the home office, the date of the postmark is used to determine if the examination offer period has expired.


Specific information is available from your sales representative or the home office (1-800-852-4450).


REPLACEMENT CONTRACTS
If the purchase of this Contract is a replacement for another annuity contract or a life insurance policy, different examination offer periods may apply. The Company reserves the right to keep the initial premium payment in the Money Market Division longer than 10 days to correspond to the examination offer periods of a particular state's replacement requirements.


THE ACCUMULATION PERIOD


THE VALUE OF YOUR CONTRACT

THERE IS NO GUARANTEED MINIMUM ACCUMULATED VALUE. AS OWNER OF THE CONTRACT, YOU BEAR THE INVESTMENT RISK.

The accumulated value reflects the investment experience of the divisions that you choose. It also reflects your premium payments, partial surrenders, surrender charges, partial annuitizations and Contract expenses.

The value of each division changes from day to day. At the end of any valuation period, your Contract's value in a division is:
.. the number of units you have in a division multiplied by .. the unit value of the division.

The number of units is the total of units purchased by allocations to the division from:
.. your initial premium payments;
.. subsequent premium payments; and
.. transfers from another division.
minus units sold
.. for partial surrenders and/or partial annuitizations from the division; .. as a part of a transfer to another division; and .. to pay contract charges and fees.

Unit values are calculated each valuation date at the close of normal trading of the NYSE. The unit value of a division is calculated by multiplying the unit value from the previous valuation date by the division's net investment factor for the current valuation period. The number of units does not change due to a change in unit value.


A division's net investment factor measures the performance of that division. The net investment factor for a valuation period is (((a) plus (b)) divided by (c)) minus (d) where:
.. (a) is the share price (net asset value) of the underlying mutual fund at the end of the valuation period;
.. (b) is the per share amount of any dividend* (or other distribution) made by the mutual fund during the valuation period;
.. (c) is the share price (net asset value) of the underlying mutual fund at the end of the previous valuation period; and .. (d) are the total Separate Account annual expenses.
  * When an investment owned by an underlying mutual fund pays a dividend, the dividend increases the net asset value of a share of the underlying mutual fund as of the date the dividend is recorded. As the net asset value of a share of an underlying mutual fund increases, the unit value of the corresponding division also reflects an increase. Payment of a dividend under these circumstances does not increase the number of units you own in the division.


The Separate Account annual expenses are calculated by dividing the annual amount of the charge by 365 and multiplying by the number of days in the valuation period.


Premium Payments
----------------
.. On your application, you direct your premium payments to be allocated to the divisions.
.. Allocations may be in percentages which must be in whole numbers and total
  100%.
.. Subsequent premium payments are allocated according to your then current allocation instructions.
.. Changes to the allocation instructions are made without charge.
  . A change is effective on the next valuation period after we receive your new instructions.
  . You can change the current allocations and future allocation instructions by:
    . mailing your instructions to us;
    . calling us at 1-800-852-4450 (if telephone privileges apply);
    . faxing your instructions to us at 1-866-894-2093; or
    . visiting www.principal.com.
.. Changes to premium payment allocations do not automatically result in the transfer of any existing division accumulated values. You must provide specific instructions to transfer existing division accumulated values.
.. Premium payments are credited on the basis of unit value next determined after we receive a premium payment.
.. If no premiums are paid during two consecutive calendar years and the accumulated value is less than $2,000, we reserve the right to terminate the Contract (see GENERAL INFORMATION - Reservation of Rights).

Division Transfers
------------------
.. You may request an unscheduled transfer or set up a scheduled transfer by sending us a written request, by telephoning if you have telephone privileges (1-800-852-4450) or sending us a fax (1-866-894-2093).
.. You must specify the dollar amount or percentage to transfer from each division.
.. The minimum transfer amount is the lesser of $100 or the value of your division.

Unscheduled Transfers
---------------------
.. You may make unscheduled division transfers from a division to another division by:
  . mailing your instructions to us;
  . calling us at 1-800-852-4450 (if telephone privileges apply);
  . faxing your instructions to us at 1-866-894-2093; or
  . visiting www.principal.com.
.. The transfer is made, and values determined, as of the end of the valuation period in which we receive your request.
.. We reserve the right to impose a fee of $ 30 on each unscheduled transfer after the first in a contract year.

Scheduled Transfers (Dollar Cost Averaging)
-------------------------------------------
.. You may elect to have transfers made on a scheduled basis.
.. There is no charge for scheduled transfers and no charge for participating in the scheduled transfer program.
.. You must specify the dollar amount of the transfer.
.. You select the transfer date (other than the 29th, 30th or 31st) and the transfer period (monthly, quarterly, semi-annually or annually).
.. If the selected date is not a valuation date, the transfer is completed on the next valuation date.
.. If you want to stop a scheduled transfer, you must provide us notice prior to the date of the scheduled transfer.
.. Transfers continue until your value in the division is zero or we receive notice to stop the transfers.
.. We reserve the right to limit the number of divisions from which simultaneous transfers are made. In no event will it ever be less than two.

Scheduled transfers are designed to reduce the risks that result from market fluctuations. They do this by spreading out the allocation of your money to divisions over a longer period of time. This allows you to reduce the risk of investing most of your money at a time when market prices are high. The success of this strategy depends on market trends and is not guaranteed.
     Example:

   MONTH       AMOUNT INVESTED      SHARE PRICE      SHARES PURCHASED
   -----       ---------------      -----------      ----------------
 January           $    100           $ 25.00                       4
 February          $    100           $ 20.00                       5
 March             $    100           $ 20.00                       5
 April             $    100           $ 10.00                      10
 May               $    100           $ 15.00                       6
 June              $    100           $ 20.00                       5
                   --------           -------                       -
 Total             $    600           $110.00                      35


In the example above, the average share price is $18.33 (total of share prices ($110.00) divided by number of purchases (6)). The average share cost is $17.14 (amount invested ($600.00) divided by number of shares purchased (35)).

Partial Annuitization
---------------------
At any time prior to the annuitization date, you may apply a portion of the accumulated value to an annuity benefit payment option (see The Annuity Benefit Payment Period - Annuity Benefit Payment Options).
.. The minimum amount that may be applied to an annuity benefit payment option is $2,000. The minimum accumulated value must be at least $5,000 after the partial annuitization. Any partial annuitization request that would reduce the accumulated value to less than $5,000 is treated as a request for full annuitization.
.. We redeem units from your divisions to equal the dollar amount of the partial annuitization request. No surrender charge is imposed on the partial annuitization.
.. The redemption is effective as of the end of the valuation period during which we receive your request.
.. If you do not specify surrender allocation percentages, we use your premium payment allocation percentages.

AUTOMATIC PORTFOLIO REBALANCING (APR)
.. APR allows you to maintain a specific percentage of your accumulated value in specified divisions over time.
.. You may elect APR at any time after the examination offer period has expired. .. APR is not available if you have arranged scheduled transfers from the same division.
.. There is no charge for APR transfers and no charge for participating in the
  APR program.
.. APR may be done on the frequency you specify:
  . quarterly (on a calendar year or contract year basis); or . semiannually or annually (on a contract year basis).
.. You may rebalance by completing and submitting a form to us, telephoning if you have telephone privileges (1-800-852-4450) or faxing your instructions to us (1-866-894-2093). (Divisions are rebalanced at the end of the valuation period during which we receive your request.)
     Example: You elect APR to maintain your accumulated value with 50% in the Capital Value Division and 50% in the Bond Division. At the end of the specified period, 60% of the values are in the Capital Value Division, with the remaining 40% in the Bond Division. By rebalancing, units from the Capital Value Division are sold and invested in the Bond Division so that 50% of the accumulated value is once again in each Division.

TELEPHONE AND INTERNET SERVICES
These services permit you to:
.. change premium payment allocations;
.. request partial surrenders;
.. establish scheduled transfers;
.. transfer among divisions; and
.. establish and/or change APR.

Instructions received via our telephone services and internet are binding on both owners if the Contract is jointly owned. Neither the Company nor the Separate Account are responsible for the authenticity of telephone service or internet transaction requests. We reserve the right to refuse telephone service or internet transaction requests. You assume the risk of loss caused by fraudulent telephone service or internet transactions we reasonably believe to be genuine. We follow procedures in an attempt to assure genuine telephone service or internet transactions. If these procedures are not followed, we may be liable for loss caused by unauthorized or fraudulent transactions. The procedures may include recording telephone service transactions, requesting personal identification (name, address, security phrase, password, daytime telephone number, social security number and/or birth date) and sending written confirmation to your address of record.


If the Contract is owned by a business entity or a trust, an authorized individual (with the proper password) may use these services. Instructions provided by the authorized individual are binding on the owner.


We reserve the right to modify or terminate telephone service or internet transaction procedures at any time.


Telephone Services
------------------
Telephone services are available for both you and your sales representative. Telephone services may be declined on the application or at any later date by providing us with notice. Telephone services are used by calling us at 1-800-852-4450.

Telephone instructions must be made while we are open for business. The instructions are effective when received in good order by us before the close of normal trading of the NYSE. Requests received when we are not open for business or after the NYSE closes its normal trading will be effective on the next valuation date.


Internet
--------
Internet access is available for both you and your sales representative at www.principal.com. You may elect Internet authorization for your sales representative by providing us notice.

SURRENDERS

You may surrender your Contract by providing us notice. A surrender charge is generally imposed on surrenders in the first three contract years. However during the first three contract years, you may partially surrender a certain amount without a charge (see Free Surrender Privilege).

Surrenders result in the cancellation of units. You receive the value of the canceled units minus any applicable surrender charge. The unit values are determined as of the end of the valuation period in which we receive your request. Surrenders are generally paid within seven days of the effective date of the request for surrender (or earlier if required by law). However, certain delays in payment are permitted (see Delay of Payments). Surrenders before age 591/2 may involve an income tax penalty (see FEDERAL TAX MATTERS).

You may specify surrender allocation percentages with each partial surrender request. If you do not provide us with specific percentages, we will use your premium payment allocation percentages for the partial surrender. Surrenders may be subject to a surrender charge (see Surrender Charge).


Surrender requests may be sent to us at:
   Principal Life Insurance Company
   P O Box 9382
   Des Moines, Iowa 50306-9382

Total Surrender
---------------
.. You may surrender the Contract at any time before the annuitization date.
.. You receive the cash surrender value as of the end of the valuation period during which we receive your surrender request. The Contract is then terminated.
.. The cash surrender value is your accumulated value minus any applicable surrender charges.
.. The written consent of all collateral assignees and irrevocable beneficiaries must be obtained prior to surrender.
.. We reserve the right to require you to return the Contract to us prior to making any payment though this does not affect the amount of the cash surrender value.

Unscheduled Partial Surrender
-----------------------------
.. Prior to the annuitization date, you may surrender a part of the accumulated value by sending us a written request.
.. You must specify the dollar amount of the surrender (which must be at least
  $100).
.. The surrender is effective as of the end of the valuation period during which we receive your written request for surrender.
.. The surrender is deducted from your divisions according to your surrender allocation percentages.
.. If surrender allocation percentages are not specified, we use your premium payment allocation percentages.
.. We surrender units from your divisions to equal the dollar amount of the surrender request plus any applicable surrender charge and transaction fee, if any.
.. The accumulated value after the unscheduled partial surrender must be equal to or greater than $5,000 (we reserve the right to change the minimum remaining accumulated value but it will not be greater than $10,000).

Scheduled Partial Surrender
---------------------------
.. You may elect partial surrenders from any of the divisions on a scheduled basis by sending us notice.
.. Your accumulated value must be at least $5,000 when the scheduled surrenders begin.
.. You may specify monthly, quarterly, semi-annually or annually and choose a surrender date (other than the 29th, 30th or 31st).
.. If the selected date is not a valuation date, the surrender is completed on the next valuation date.
.. We surrender units from your divisions to equal the dollar amount of the surrender request plus any applicable surrender charge.
.. The surrenders continue until your value in the division is zero or we receive notice to stop the surrenders.

DEATH BENEFIT
If you die before the annuitization date, we pay a death benefit as follows:

                                       Upon death of the owner
    if there is one owner              .if your spouse is named as sole
                                         beneficiary, the death benefit is paid
                                         or your surviving spouse may elect to
                                         continue the Contract.
                                       .if someone other than your spouse is
                                         named as sole beneficiary, the death
                                         benefit is paid to the beneficiary.
                                       .if there are multiple beneficiaries
                                         named (which include your spouse),
                                         your spouse may elect to continue the
                                         Contract with his/her portion of the
                                         death benefit or receive his/her
                                         portion of the death benefit. Death
                                         benefits are paid to the non-spouse
                                         beneficiaries.
                                       .if there are multiple beneficiaries
                                         named (which do not include your
                                         spouse), the death benefits are paid
                                         to the beneficiaries.
                                       .If no beneficiary survives you, the
                                         death benefit is paid to your estate.

    if there are joint owners
    .                                  .the death benefit is paid or the
      if the joint owners are spouses    surviving spouse may elect to continue
                                         the Contract
    .if the joint owners are not       .the death benefit is paid to the
      spouses                            surviving owner

    if the owner is a corporation,     Upon death of the annuitant the death
    trust or other entity              benefit is paid to the named
                                       beneficiary(ies). If no beneficiary
                                       survives the annuitant, the death
                                       benefit is paid to the owner.

Before the annuitization date, you may give us written instructions for payment under a death benefit option. If we do not receive your instructions, the death benefit is paid according to instructions from the beneficiary(ies). The beneficiary(ies) may elect to apply the death benefit under an annuity benefit payment option or receive the death benefit as a single payment. Generally, unless the beneficiary(ies) elects otherwise we pay the death benefit in a single sum, subject to proof of your death.


If a beneficiary dies before you, on your death we will make equal payments to the surviving beneficiary(ies) unless you had provided us with other written instructions. If none of your beneficiaries survive you, we will pay the death benefit to your estate in a lump sum.


No surrender charge applies when a death benefit is paid.


Death Benefit
-------------
The amount of the death benefit is the greatest of (1), (2) or (3) where:
.. (1) is the accumulated value on the date we receive proof of death and all required documents;
.. (2) is the total of premium payments minus an adjustment* for each partial surrender (and any applicable fees and charges) and each partial annuitization made prior to the date we receive proof of death and all required documents; and
.. (3) is the highest accumulated value (on any prior contract anniversary that is divisible by seven) plus any premium payments and minus an adjustment* for each partial surrender (and any applicable fees and charges) and each partial annuitization made after that contract anniversary.
  * The adjustment for each partial surrender and for each partial annuitization is equal to ((a) divided by (b)) multiplied by the amounts determined in (2) or (3) above immediately prior to the partial surrender or the partial annuitization where:
    . (a) is the amount of the partial surrender (and any applicable fees and charges) or the partial annuitization; and . (b) is the accumulated value immediately before the partial surrender or the partial annuitization.
     Example: Your accumulated value is $10,000 and you take a partial surrender of $2,000 (20% of the accumulated value). For purposes of calculating the death benefit, we adjust the amounts determined in (2) or (3) above by 20%.

Payment of Death Benefit
------------------------
The death benefit is usually paid within seven days of our receiving all documents (including proof of death) that we require to process the claim. Payment is made according to benefit instructions provided by you. Some states require this payment to be made in less than seven days. Under certain circumstances, this payment may be delayed (see Delay of Payments). We pay interest (as required by state law) on the death benefit from the date we receive all required documents until payment is made or until the death benefit is applied under an annuity benefit payment option.

NOTE: Proof of death includes: a certified copy of a death certificate; a certified copy of a court order; a written statement by a medical doctor; or other proof satisfactory to us.

The accumulated value remains invested in the divisions until the valuation period during which we receive the required documents. If more than one beneficiary is named, each beneficiary's portion of the death benefit remains invested in the divisions until the valuation period during which we receive the required documents for that beneficiary. After payment of all of the death benefit, the Contract is terminated.


THE ANNUITY BENEFIT PAYMENT PERIOD
Annuitization Date
------------------
You may specify an annuitization date in your application. If you do not specify an annuitization date, the annuitization date is the later of the older annuitant's 85th birthday or 10 years after issuance. If the annuitant is living and the Contract is in force on that date, we will notify you so that you may elect to receive payments under the Contract. You may not select an annuitization date which is on or after the older annuitant's 85th birthday or 10 years after the contract date, whichever is the later.

You may annuitize your Contract at any time by electing to receive payments under an annuity benefit payment option. You may select when you want the payments to begin (within the period that begins the business day following our receipt of your instruction and ends one year after our receipt of your instruction).


Depending on the type of annuity benefit payment option selected, payments that are initiated either before or after the annuitization date may be subject to penalty taxes (see FEDERAL TAX MATTERS). You should consider this carefully when you select or change the annuitization date.


You may change the annuitization date with our prior approval. The request must be in writing and approved before we issue a supplementary contract which provides the annuity benefit payment(s).


Annuity Benefit Payment Options
-------------------------------
We only offer fixed annuity payments. You may choose from several fixed annuity benefit payment options.You may elect to have your annuity benefit payments made on a monthly, quarterly, semiannual or annual basis. The dollar amount of the payments is specified for the entire payment period according to the option selected. After you fully annuitize the Contract, you no longer have the right to make any total or partial surrenders.

The amount of the fixed annuity benefit payment depends on:
.. amount of accumulated value applied to the annuity benefit payment option; .. annuity benefit payment option selected; and .. age and gender of annuitant (unless fixed income option is selected).

If the accumulated value on the annuitization date is less than $2,000 or if the amount applied under an annuity benefit payment option is less than the minimum requirement, we may pay out the entire amount. No surrender charge would be imposed. The Contract would then be canceled.


Annuity benefit payments are determined in accordance with annuity tables and other provisions contained in the Contract. The annuity benefit payment tables contained in this Contract are based on the Annuity 2000 Mortality Table. These tables are guaranteed for the life of the Contract. The amount of the initial payment is determined by applying all or a portion of the accumulated value as of the date of the application to the annuity table for the annuitant's annuity option, gender, and age.


Annuity benefit payments generally are higher for male annuitants than for female annuitants with an otherwise identical Contract. This is because statistically females have longer life expectancies than males. In certain states, this difference may not be taken into consideration in fixing the payment amount. Additionally, Contracts with no gender distinctions are made available for certain employer-sponsored plans because under most such plans, such Contract provisions are prohibited by law.


You may select an annuity benefit payment option or change a previous selection by written request. We must receive the request on or before the annuitization date or the effective date of the partial annuitization. If an annuity benefit payment option is not selected, we will automatically apply:
.. for Contracts with one annuitant - Life Income with Period Certain (10 Years). .. for Contracts with joint annuitants - Joint and Full Survivor Life Income with
  Period Certain (10 Years).
Tax laws and regulations may impose further restrictions on annuity benefit payment options.

The available annuity benefit payment options include:



FIXED PERIOD INCOME . Level payments are made for a fixed period. You may select a range from 5 to 30 years. If the annuitant dies before the selected period expires, payments continue to you or the person(s) you designate until the end of the period. Payments stop after all guaranteed payments are made.



LIFE INCOME . Level payments begin at the annuitization date and continue for the annuitant's lifetime. It is possible that you would only receive one payment under this option if the annuitant dies before the second payment is due.

LIFE INCOME WITH PERIOD CERTAIN . Level payments continue during the annuitant's lifetime with a guaranteed payment period of 5 to 30 years. If the annuitant dies before all of the guaranteed payments have been made, the guaranteed payments continue to you or the person(s) you designate until the end of the guaranteed payment period.



JOINT AND SURVIVOR . Payments continue as long as either the annuitant or the joint annuitant is alive. You may also choose an option that lowers the amount of income after the death of a joint annuitant. It is possible that you would only receive one payment under this option if both annuitants die before the second payment is due.



JOINT AND SURVIVOR WITH PERIOD CERTAIN . Payments continue as long as either the annuitant or the joint annuitant is alive with a guaranteed payment period of 5 to 30 years. You may choose an option that lowers the amount of income after the death of a joint annuitant. If both annuitants die before all guaranteed payments have been made, the guaranteed payments continue to you or the person(s) you designate until the end of the guaranteed payment period.


Other annuity benefit payment options may be available with our approval.


Death of Annuitant (during the annuity benefit payment period)
--------------------------------------------------------------
.. If you select a life income annuity benefit option without a guaranteed payment period, annuity benefit payments stop when the annuitant dies.
.. If you select an annuity benefit option with a guaranteed payment period, we make the annuity benefit payments until the end of the guarantee period. Payments are made to you or the person(s) you designate.

CHARGES AND DEDUCTIONS


Certain charges are deducted under the Contract. If the charge is not sufficient to cover our costs, we bear the loss. If the expense is more than our costs, the excess is profit to the Company. We expect a profit from all the fees and charges listed below, except the Premium Tax.


In addition to the charges under the Contract, there are also deductions from and expenses paid out of the assets of the underlying mutual funds which are described in the underlying mutual funds' prospectuses.


MORTALITY AND EXPENSE RISKS CHARGE
We assess each division with a daily charge for mortality and expense risks. Currently, the annual rate of the charge is 0.95% of the accumulated value. We guarantee that this charge will not exceed an annual rate of 1.25% of the accumulated value. This charge is assessed only prior to the annuitization date. The charge is assessed daily when the value of a unit is calculated.

The mortality risk assumed by the Company is that the actual expenses may exceed the charges collected on the Contract. For example, we:
.. make annuity benefit payments for the life of annuitants regardless of how long an annuitant might live; and
.. pay the death benefit regardless of the accumulated value at the time of that payment (without imposition of a surrender charge on the death benefit payment).

The expense risk assumed by the Company is that the actual expenses incurred in issuing and administering the Contract may exceed the charge collected.


TRANSACTION FEE
We reserve the right to charge a transaction fee of $25 for each unscheduled partial surrender after the 12th unscheduled partial surrender in a contract year. The transaction fee would be deducted from the accumulated value remaining in the division(s) from which the amount is surrendered, on a pro rata basis.

TRANSFER FEE
We also reserve the right to charge a transfer fee of $30 for each unscheduled transfer after the first unscheduled transfer in a contract year. The transfer fee would be deducted from the division(s) from which the amount is transferred, on a pro rata basis.

PREMIUM TAXES
We reserve the right to deduct an amount to cover any premium taxes imposed by states or other jurisdictions. Any deduction is made from a premium payment when we receive it or the accumulated value either when you request a surrender (total or partial) or you request application of the accumulated value (full or partial) to an annuity benefit payment option. Premium taxes currently range from 0% to 3.50%.

SURRENDER CHARGE
No sales charge is collected or deducted when premium payments are applied under the Contract. A surrender charge is assessed on certain total or partial surrenders. The amounts we receive from the surrender charge are used to cover some of the expenses of the sale of the Contract (commissions and other promotional or distribution expenses). If the surrender charge collected is not enough to cover the actual costs of distribution, the costs are paid from the Company's General Account assets which include profit, if any, from the mortality and expense risks charge.

The surrender charge is a percentage of the premium payments surrendered. The applicable percentage applied during each contract year is determined by the following table.

                              TABLE OF SURRENDER CHARGES
                              --------------------------
                         CONTRACT YEAR           SURRENDER CHARGE
                         -------------           ----------------
                               1                         %
                               2                         %
                               3                         %
                          4 and later                   0 %



For purpose of calculating surrender charges, we assume that surrenders are made in the following order:
.. first from the amount of the free surrender privilege; and .. then from the amount subject to a surrender charge.

NOTE: Partial surrenders may be subject to both the surrender charge and the transaction fee, if any.

FREE SURRENDER PRIVILEGE
The free surrender privilege is an amount normally subject to a surrender charge that may be surrendered without a charge. The free surrender privilege is the greater of:
.. earnings in the Contract (earnings = accumulated value less unsurrendered premium payments as of the surrender date); or .. 10% of the premium payments, decreased by any partial surrenders and any partial annuitizations since the last contract anniversary.
The free surrender privilege not used in a contract year is not added to the free surrender privilege for any following contract year(s).

Unscheduled partial surrenders of the free surrender privilege may be subject to the transaction fee described above.


Waiver of Surrender Charge
--------------------------
The surrender charge does not apply to amounts:
.. applied under an annuity benefit payment option; or .. paid under a death benefit; or .. surrendered from a Contract which has been continued by a surviving spouse; or .. distributed to satisfy the minimum distribution requirement of Section 401(a)9 of the Internal Revenue Code provided that the amount surrendered does not exceed the minimum distribution amount which would have been calculated based on the value of this Contract alone; or
.. transferred from a Contract used to fund an IRA to another annuity contract issued by the Company to fund an IRA of the participant's spouse when the distribution is made pursuant to a divorce decree.

Waiver of Surrender Charge Rider
--------------------------------
This rider is automatically made a part of the Contract at issue. There is no charge for the rider. This rider waives the surrender charge on surrenders made after the first contract anniversary if the original owner or original annuitant has a critical need. Waiver of the surrender charge is available for critical need if the following conditions are met:

.. original owner or original annuitant has a critical need; and .. the critical need did not exist before the contract date.
.. For the purposes of this section, the following definitions apply:
  . critical need - owner's or annuitant's confinement to a health care facility, terminal illness diagnosis or total and permanent disability. If the critical need is confinement to a health care facility, the confinement must continue for at least 60 consecutive days after the contract date and the surrender must occur within 90 days of the confinement's end.
  . health care facility - a licensed hospital or inpatient nursing facility providing daily medical treatment and keeping daily medical records for each patient (not primarily providing just residency or retirement care). This does not include a facility primarily providing drug or alcohol treatment, or a facility owned or operated by the owner, annuitant or a member of their immediate families.
  . terminal illness - sickness or injury that results in the owner's or annuitant's life expectancy being 12 months or less from the date notice to receive a distribution from the Contract is received by the Company. In Texas and Oregon, terminal illness is not included in the criteria for critical need.
  . total and permanent disability - a disability that occurs after the contract date but before the original owner or annuitant reaches age 65 and qualifies to receive social security disability benefits. In New York, a different definition of total and permanent disability applies. Contact us at 1-800-852-4450 for additional information.

NOTE: The waiver of surrender charge rider is not available in Massachusetts, New Jersey or Pennsylvania. Specific information is available from your sales representative or the home office (1-800-852-4450).

SEPARATE ACCOUNT ADMINISTRATION CHARGE
Currently, we do not impose a separate account administration charge. However, we reserve the right to assess each division with a daily separate account administration charge not to exceed the annual rate of 0.15% of the average daily net value of the division. This charge would only be imposed before the annuitization date. Separate account administration includes issuing the Contract, clerical, record keeping and bookkeeping services, keeping the required financial and accounting records, communicating with owners and making regulatory filings.

SPECIAL PROVISIONS FOR GROUP OR SPONSORED ARRANGEMENTS
Where permitted by state law, Contracts may be purchased under group or sponsored arrangements as well as on an individual basis.
   GROUP ARRANGEMENT - program under which a trustee, employer or similar entity purchases Contracts covering a group of individuals on a group basis.
   SPONSORED ARRANGEMENT - program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Contracts on an individual basis.

The charges and deductions described above may be reduced or eliminated for Contracts issued in connection with group or sponsored arrangements. The rules in effect at the time the application is approved will determine if reductions apply. Reductions may include but are not limited to sales of Contracts without, or with reduced, mortality and expense risks charges or surrender charges.


Eligibility for and the amount of these reductions are determined by a number of factors, including the number of individuals in the group, the amount of expected premium payments, total assets under management for the owner, the relationship among the group's members, the purpose for which the Contract is being purchased, the expected persistency of the Contract, and any other circumstances which, in our opinion are rationally related to the expected reduction in expenses. Reductions reflect the reduced sales efforts and administration costs resulting from these arrangements. We may modify the criteria for and the amount of the reduction in the future. Modifications will not unfairly discriminate against any person, including affected owners and other owners with contracts funded by the Separate Account.

GENERAL PROVISIONS


THE CONTRACT
The entire Contract is made up of the Contract, amendments, riders and endorsements and data pages. Only our corporate officers can agree to change or waive any provisions of a Contract. Any change or waiver must be in writing and signed by an officer of the Company.

DELAY OF PAYMENTS
Surrenders are generally paid within seven days after we receive your instruction for a surrender in a form acceptable to us. This period may be shorter where required by law. However, payment of any amount upon total or partial surrender or death, full or partial annuitization of accumulated value or the transfer to or from a division may be deferred during any period when the right to sell mutual fund shares is suspended as permitted under provisions of the Investment Company Act of 1940 (as amended).

The right to sell shares may be suspended during any period when:
.. trading on the NYSE is restricted as determined by the SEC or when the NYSE is closed for other than weekends and holidays; or .. an emergency exists, as determined by the SEC, as a result of which:
  . disposal by a mutual fund of securities owned by it is not reasonably practicable;
  . it is not reasonably practicable for a mutual fund to fairly determine the value of its net assets; or
  . the SEC permits suspension for the protection of security holders.

If payments are delayed and your surrender, annuitization or transfer is not canceled by your written instruction, the amount to be surrendered, annuitized or transferred will be determined as of the end of the first valuation period following the expiration of the permitted delay. The surrender, annuitization or transfer will be made within seven days thereafter.


In addition, payments on surrenders attributable to a premium payment made by check may be delayed up to 15 days. This permits payment to be collected on the check.


MISSTATEMENT OF AGE OR GENDER
If the age or, where applicable, gender of the annuitant has been misstated, we adjust the annuity benefit payment under your Contract to reflect the amount that would have been payable at the correct age and gender. If we make any overpayment because of incorrect information about age or gender, or any error or miscalculation, we deduct the overpayment from the next payment or payments due. Underpayments are added to the next payment.

ASSIGNMENT
If your Contract is part of your qualified plan, IRA, SEP, or SIMPLE-IRA, you may not assign ownership.

You may assign ownership of your non-qualified Contract. Each assignment is subject to any payments made or action taken by the Company prior to our notification of the assignment. We assume no responsibility for the validity of any assignment. An assignment or pledge of a Contract may have adverse tax consequences. An assignment must be made in writing and filed with us at the home office. The irrevocable beneficiary(ies), if any, must authorize any assignment in writing. Your rights, as well as those of the annuitant and beneficiary, are subject to any assignment on file with us. Any amount paid to an assignee is treated as a partial surrender and is paid in a single lump sum.


CHANGE OF OWNER OR ANNUITANT
If your Contract is part of your qualified plan, IRA, SEP, and SIMPLE-IRA you may not change either the owner or the annuitant.

You may change the owner and/or annuitant of your non-qualified Contract at any time. Your request must be in writing and approved by us. After approval, the change is effective as of the date you signed the request for change. If ownership is changed, the waiver of surrender charge rider is not available.

If an annuitant who is not an owner dies while the Contract is in force, a new annuitant may be named unless the owner is a corporation, trust or other entity.


BENEFICIARY
While this Contract is in force, you have the right to name or change a beneficiary. This may be done as part of the application process or by sending us a written request. Unless you have named an irrevocable beneficiary, you may change your beneficiary designation by sending us notice.

CONTRACT TERMINATION
We reserve the right to terminate the Contract and make a single sum payment (without imposing any charges) to you if you have not made a premium payment during two consecutive contract years and your accumulated value is less than $2,000. Before the Contract is terminated, we will send you a notice to increase the accumulated value to $2,000 within 60 days. Termination of the Contract will not unfairly discriminate against any owner.

REINSTATEMENT
If you have replaced this Contract with an annuity contract from another company and want to reinstate this Contract, the following apply:
..the remaining surrender charge period, if any, is calculated based on the number of years since the original contract date;
..we apply the amount received from the other company and the amount of the surrender charge you paid when you surrendered the Contract, if any; ..these amounts are priced on the valuation date the money from the other company is received by us;
.. commissions are not paid on the reinstatement amounts; and .. new data pages are sent to your address of record.



REPORTS
We will mail to you a statement of your current accumulated value, along with any reports required by state law, at least once per year prior to the annuitization date. After the annuitization date, any reports will be mailed to the person receiving the annuity benefit payments.

Quarterly statements reflect purchases, partial annuitizations and partial surrenders occurring during the quarter as well as the balance of units owned and accumulated values.


IMPORTANT INFORMATION ABOUT CUSTOMER IDENTIFICATION PROCEDURES
To help the government fight the funding of terrorism and money laundering activities, Federal law requires financial institutions to obtain, verify, and record information that identifies each person who applies for a Contract. When you apply for a Contract, we will ask for your name, address, date of birth, and other information that will allow us to verify your identity. We may also ask to see your driver's license or other identifying documents.

If concerns arise with verification of your identification, no transactions will be permitted while we attempt to reconcile the concerns. If we are unable to verify your identity within 30 days of our receipt of your original premium payment, the Contract will be terminated and any value surrendered in accordance with normal redemption procedures.


RIGHTS RESERVED BY THE COMPANY


We reserve the right to make certain changes if, in our judgment, the changes best serve the interests of you and the annuitant or are appropriate in carrying out the purpose of the Contract. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority. Approvals may not be required in all cases. Examples of the changes the Company may make include:
.. transferring assets in any division to another division;
.. adding, combining or eliminating a division(s);
.. substituting the units of a division for the units of another division:
  . if units of a division are no longer available for investment; or

  . if in our judgment, investment in a division becomes inappropriate considering the purposes of the Separate Account.

FREQUENT TRADING AND MARKET-TIMING (ABUSIVE TRADING PRACTICES)
This Contract is not designed for frequent trading or market timing activity of the divisions. Such activity may be disruptive to the underlying funds and increase transactions costs which are borne by all Contract owners invested in the division, not just those making the transfers. If you intend to trade frequently and/or use market timing investment strategies, you should not purchase this Contract. The Company does not make special arrangements or grant exceptions to accommodate market timing or other potentially disruptive or harmful trading.

We consider frequent trading and market timing activities to be abusive trading practices because such activities can cause risks with harmful effects for other Contract owners (and beneficiaries and underlying mutual funds). These risks and harmful effects include:
.. dilution of the interests of long-term investors in a division if purchases or transfers into or out of an underlying mutual fund are made at prices that do not reflect an accurate value for the underlying mutual fund's investors (some market timers attempt to do this through methods known as "time-zone arbitrage"); and
.. an adverse effect on portfolio management, such as:
  . impeding a portfolio manager's ability to sustain an investment objective;
    or
  . causing the underlying mutual fund to maintain a higher level of cash than would otherwise be the case; or
  . causing an underlying mutual fund to liquidate investments prematurely (or at an otherwise inopportune time) to pay transfers out of the division; or . increasing brokerage and administrative expenses.

We have adopted policies and procedures to help us identify and prevent abusive trading practices. In addition, the underlying mutual funds monitor trading activity to identify and take action against abuses. While our policies and procedures are designed to identify and protect against abusive trading practices, there can be no certainty that we will identify and prevent abusive trading in all instances. When we do identify abusive trading, we will apply our policies and procedures in a fair and uniform manner.

Because other insurance companies with different policies and procedures may invest in the underlying mutual funds, we cannot guarantee that all harmful trading will be detected or that an underlying mutual fund will not suffer harm from abusive trading activities within the variable products issued by the other companies.

Your ability to make transfers is subject to modification and/or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interest of other Contract owners. If we do determine that you are engaged in abusive trading practices, we may take one or more actions in an attempt to halt such activity. Such actions include, but are not limited to:
.. rejecting transfer instructions from you or a person authorized by you to direct transfers;
.. restricting submission of transfer requests by, for example, allowing transfer requests to be submitted by 1/st/ class U.S. mail only and disallowing requests made via the internet, by facsimile, by overnight courier or by telephone;
.. limiting the number of unscheduled transfers to no more than 12 during a contract year;
.. prohibiting transfers among the divisions for a minimum of 30 days; and .. taking such other action as directed by the underlying mutual fund.

We reserve the right to reject any premium payment or transfer request without prior notice if, in our sole opinion, the payment(s) or transfer(s) would have a negative impact on an underlying mutual fund's operation, an underlying mutual fund would reject or has rejected our purchase order, or because of a history of large or frequent transfers. We may impose other restrictions on transfers or even prohibit transfers for any Contract owner who we consider has abused or appears likely to abuse the transfer privilege on a case-by-case basis. We may, at any time discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner or timing of transfers we permit.

In some instances, a transfer may be completed prior to a determination of abusive trading. In those instances, we will reverse the transfer (within three business days of the transfer) and return the Contract to the division holdings it had prior to the transfer. We will give you notice in writing in this instance.

DISTRIBUTION OF THE CONTRACT


The individuals who sell the Contract are authorized to sell life and other forms of personal insurance and variable annuities. Though it is sold primarily by insurance agents who are employees of the Company, the Contract may also be offered by insurance agents or brokers who are not our employees but who are appointed by us to sell variable annuities. Our employees who sell the Contract are also registered representatives of Princor Financial Services Corporation, Principal Financial Group, Des Moines, Iowa 50392-2080. Princor is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. Princor is the principal underwriter of the Contract and of various registered investment companies organized by the Company. Princor is an indirectly wholly-owned subsidiary of the Principal Financial Group, Inc.


From time-to-time, Princor may enter into special arrangements with certain broker-dealers and may enter into special arrangements with registered representatives of Princor. These special arrangements may provide for the payment of higher compensation to such broker-dealers and registered representatives for selling the Contract.


PERFORMANCE CALCULATION


The Separate Account may publish advertisements containing information (including graphs, charts, tables and examples) about the hypothetical performance of its divisions for this Contract as if the Contract had been issued on or after the date the underlying mutual fund in which the division invests was first offered. The hypothetical performance from the date of the inception of the underlying mutual fund in which the division invests is calculated by reducing the actual performance of the underlying mutual fund by the fees and charges of this Contract as if it had been in existence.


The yield and total return figures described below vary depending upon market conditions, composition of the underlying mutual fund's portfolios and operating expenses. These factors and possible differences in the methods used in calculating yield and total return should be considered when comparing the Separate Account performance figures to performance figures published for other investment vehicles. The Separate Account may also quote rankings, yields or returns as published by independent statistical services or publishers and information regarding performance of certain market indices. Any performance data quoted for the Separate Account represents only historical performance and is not intended to indicate future performance. For further information on how the Separate Account calculates yield and total return figures, see the SAI.


From time to time the Separate Account advertises its Money Market Division's "yield" and "effective yield" for these Contracts. Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the division refers to the income generated by an investment in the division over a 7-day period (which period is stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the division is assumed to be reinvested. The "effective yield" is slightly higher than the "yield" because of the compounding effect of the assumed reinvestment.


In addition, the Separate Account advertises the "yield" for other divisions for the Contract. The "yield" of a division is determined by annualizing the net investment income per unit for a specific, historical 30-day period and dividing the result by the ending maximum offering price of the unit for the same period.


The Separate Account also advertises the average annual total return of its various divisions. The average annual total return for any of the divisions is computed by calculating the average annual compounded rate of return over the stated period that would equate an initial $1,000 investment to the ending redeemable accumulated value.


VOTING RIGHTS


The Company votes shares of the underlying mutual funds at meetings of shareholders of those mutual funds. It follows your voting instructions if you have an investment in the corresponding division.

The number of underlying mutual fund shares in which you have a voting interest is determined by your investments in an underlying mutual fund as of a "record date." The record date is set by the underlying mutual fund within the requirements of the laws of the state which govern the various mutual funds. The number of underlying mutual fund shares held in the Separate Account attributable to your interest in each division is determined by dividing the value of your interest in that division by the net asset value of one share of the underlying mutual fund. Shares for which owners are entitled to give voting instructions, but for which none are received, and shares of the underlying mutual fund owned by the Company are voted in the same proportion as the total shares for which voting instructions have been received.


Voting materials are provided to you along with an appropriate form that may be used to give voting instructions to the Company.


If the Company determines pursuant to applicable law, that underlying mutual fund shares held in Separate Account B need not be voted pursuant to instructions received from owners, the Company may vote underlying mutual fund shares held in the Separate Account in its own right.


FEDERAL TAX MATTERS


The following description is a general summary of the tax rules, primarily related to federal income taxes, which in our opinion are currently in effect. These rules are based on laws, regulations and interpretations which are subject to change at any time. This summary is not comprehensive and is not intended as tax advice. Federal estate and gift tax considerations, as well as state and local taxes, may also be material. You should consult a qualified tax adviser about the tax implications of taking action under a Contract or related retirement plan.


NON-QUALIFIED CONTRACTS
Section 72 of the Internal Revenue Code governs the income taxation of annuities in general.
.. Premium payments made under non-qualified Contracts are not excludable or deductible from your gross income or any other person's gross income.
.. An increase in the accumulated value of a non-qualified Contract owned by a natural person is generally not taxable until paid out as surrender proceeds, death benefit proceeds, or otherwise.
.. Generally, owners who are not natural persons are immediately taxed on any increase in the accumulated value.

The following discussion applies generally to Contracts owned by natural persons.
.. Surrenders or partial surrenders are taxed as ordinary income to the extent of the accumulated income or gain under the Contract.
.. The value of the Contract pledged or assigned is taxed as ordinary income to the same extent as a partial surrender.
.. Annuity benefit payments:
  . The investment in the Contract is generally the total of the premium payments made.
  . The portion of the annuity benefit payment that represents the amount by which the accumulated value exceeds premium payments is taxed as ordinary income. The remainder of each annuity benefit payment is not taxed.
  . After the premium payment(s) in the Contract is paid out, the full amount of any annuity benefit payment is taxable.

For purposes of determining the amount of taxable income resulting from distributions, all Contracts and other annuity contracts issued by us or our affiliates to the same owner within the same calendar year are treated as if they are a single contract.


A transfer of ownership of a Contract, or designation of an annuitant or other payee who is not also the owner, may result in a certain income or gift tax consequences to the owner. If you are contemplating any transfer or assignment of a Contract, you should contact a qualified tax advisor with respect to the potential tax effects of such transactions.


REQUIRED DISTRIBUTIONS FOR NON-QUALIFIED CONTRACTS
In order for a non-qualified Contract to be treated as an annuity contract for federal income tax purposes, the Internal Revenue Code requires:

.. If the person receiving payments dies on or after the annuitization date but prior to the time the entire interest in the Contract has been distributed, the remaining portion of the interest is distributed at least as rapidly as under the method of distribution being used as of the date of that person's death.
.. If you die prior to the annuitization date, the entire interest in the Contract will be distributed:
  . within five years after the date of your death; or . as annuity benefit payments which begin within one year of your death and which are made over the life of your designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary.
.. If you take a distribution from the Contract before you are 591/2, you may incur an income tax penalty.

Generally, unless the beneficiary elects otherwise, the above requirements are satisfied prior to the annuitization date by paying the death benefit in a single sum, subject to proof of your death. The beneficiary may elect, by written request, to receive an annuity benefit payment option instead of a lump sum payment.


If your designated primary beneficiary is your surviving spouse, the Contract may be continued with your spouse deemed to be the new owner for purposes of the Internal Revenue Code.


Where the owner or other person receiving payments is not a natural person, the required distributions provided for in the Internal Revenue Code apply upon the death of the annuitant.


IRA, SEP, AND SIMPLE-IRA
The Contract may be used to fund IRAs, SEPs, and SIMPLE-IRAs.
.. IRA - An Individual Retirement Annuity (IRA) is a retirement savings annuity.
  Contributions grow tax deferred.
.. SEP-IRA - A SEP is a form of IRA. A SEP allows you, as an employer, to provide retirement benefits for your employees by contributing to their IRAs.
.. SIMPLE-IRA - SIMPLE stands for Savings Incentive Match Plan for Employers. A
  SIMPLE-IRA allows employees to save for retirement by deferring salary on a pre-tax basis and receiving predetermined company contributions.

The tax rules applicable to owners, annuitants and other payees vary according to the type of plan and the terms and conditions of the plan itself. In general, premium payments made under a retirement program recognized under the Internal Revenue Code are excluded from the participant's gross income for tax purposes prior to the annuity benefit payment date (subject to applicable state law). The portion, if any, of any premium payment made that is not excluded from their gross income is their investment in the Contract. Aggregate deferrals under all plans at the employee's option may be subject to limitations.


IF YOU ARE PURCHASING THIS CONTRACT TO FUND A TAX-QUALIFIED RETIREMENT PLAN (IRA, SEP, SIMPLE IRA), YOU SHOULD BE AWARE THAT THIS TAX DEFERRAL FEATURE IS AVAILABLE WITH ANY QUALIFIED INVESTMENT VEHICLE AND IS NOT UNIQUE TO AN ANNUITY. THERE IS NO ADDITIONAL TAX DEFERRAL BENEFIT DERIVED FROM PLACING IRA OR OTHER QUALIFIED FUNDS INTO THE CONTRACT. This Contract provides additional benefits such as lifetime income options, death benefit protection and guaranteed expense levels. Carefully consider the features and benefits of the Contract in making the decision to purchase it.


If you own one or more qualified annuity contracts, in order to avoid tax penalties, payments from at least one of your qualified contracts must start no later than April 1 following the calendar year in which you turn age 701/2. The required minimum payment is a distribution in equal (or substantially equal) amounts over your life or over the joint lives of you and your designated beneficiary. In addition, payments must be made at least once a year. Tax penalties may also apply at your death on certain excess accumulations. You should consider potential tax penalties with your tax advisor when selecting an annuity benefit payment option or taking other distributions from the Contract. The tax implications of these plans are further discussed in the SAI under the heading Taxation Under Certain Retirement Plans. Check with your tax advisor for the rules which apply to your specific situation.


With respect to IRAs, IRA rollovers and SIMPLE-IRAs there is a 10% penalty under the Internal Revenue Code on the taxable portion of a "premature distribution." The tax is increased to 25% in the case of distributions from SIMPLE-IRAs during the first two years of participation. Generally, an amount is a "premature distribution" unless the distribution is:
.. made on or after you reach age 591/2;
.. made to a beneficiary on or after your death;

.. made upon your disability;
.. part of a series of substantially equal periodic payments for the life or life expectancy of you or you and the beneficiary;
.. made to pay medical expenses;
.. for certain unemployment expenses;
.. for first home purchases (up to $10,000); or .. for higher education expenses.

ROLLOVER IRAS
If you receive a lump-sum distribution from a pension or profit sharing plan or tax-sheltered annuity, you may maintain the tax-deferred status of the money by rolling it into a "Rollover Individual Retirement Annuity." Generally, distributions from a qualified plan are subject to mandatory income tax withholding at a rate of 20%, unless the participant elects a direct rollover. You have 60 days from receipt of the money to complete this transaction. If you choose not to reinvest or go beyond the 60 day limit and are under age 591/2, you will incur a 10% Internal Revenue Service penalty as well as income tax expenses.

WITHHOLDING
Annuity benefit payments and other amounts received under the Contract are subject to income tax withholding unless the recipient elects not to have taxes withheld. The amounts withheld vary among recipients depending on the tax status of the individual and the type of payments from which taxes are withheld.

Notwithstanding the recipient's election, withholding may be required on payments delivered outside the United States. Moreover, special "backup withholding" rules may require us to disregard the recipient's election if the recipient fails to supply us with a "TIN" or taxpayer identification number (social security number for individuals), or if the Internal Revenue Service notifies us that the TIN provided by the recipient is incorrect.


MUTUAL FUND DIVERSIFICATION


The United States Treasury Department has adopted regulations under Section 817(h) of the Internal Revenue Code which establishes standards of diversification for the investments underlying the Contracts. Under this Internal Revenue Code Section, Separate Account investments must be adequately diversified in order for the increase in the value of non-qualified Contracts to receive tax-deferred treatment. In order to be adequately diversified, the portfolio of each underlying mutual fund must, as of the end of each calendar quarter or within 30 days thereafter, have no more than 55% of its assets invested in any one investment, 70% in any two investments, 80% in any three investments and 90% in any four investments. Failure of an underlying mutual fund to meet the diversification requirements could result in tax liability to non-qualified Contract holders.


The investment opportunities of the underlying mutual funds could conceivably be limited by adhering to the above diversification requirements. This would affect all owners, including owners of Contracts for whom diversification is not a requirement for tax-deferred treatment.


STATE REGULATION


The Company is subject to the laws of the State of Iowa governing insurance companies and to regulation by the Insurance Department of the State of Iowa. An annual statement in a prescribed form must be filed by March 1 in each year covering our operations for the preceding year and our financial condition on December 31 of the prior year. Our books and assets are subject to examination by the Commissioner of Insurance of the State of Iowa, or the Commissioner's representatives, at all times. A full examination of our operations is conducted periodically by the National Association of Insurance Commissioners. Iowa law and regulations also prescribe permissible investments, but this does not involve supervision of the investment management or policy of the Company.


In addition, we are subject to the insurance laws and regulations of other states and jurisdictions where we are licensed to operate. Generally, the insurance departments of these states and jurisdictions apply the laws of the state of domicile in determining the field of permissible investments.

GENERAL INFORMATION


RESERVATION OF RIGHTS
The Company reserves the right to:
.. increase the minimum amount for each premium payment to not more than $1,000;
  and
.. terminate a Contract and send you the accumulated value if no premiums are paid during two consecutive calendar years and the accumulated value (or total premium payments less partial surrenders and applicable surrender charges) is less than $2,000. The Company will first notify you of its intent to exercise this right and give you 60 days to increase the accumulated value to at least $2,000.

LEGAL OPINIONS
Legal matters applicable to the issue and sale of the Contracts, including our right to issue Contracts under Iowa Insurance Law, have been passed upon by Karen Shaff, General Counsel and Executive Vice President.

LEGAL PROCEEDINGS
There are no legal proceedings pending to which Separate Account B is a party or which would materially affect Separate Account B.

REGISTRATION STATEMENT
This prospectus omits some information contained in the SAI (Part B of the registration statement) and Part C of the registration statement which the Company has filed with the SEC. The SAI is hereby incorporated by reference into this prospectus. You may request a free copy of the SAI by writing or telephoning the home office. You may obtain a copy of Part C of the registration statement from the SEC, Washington, D.C. by paying the prescribed fees.

OTHER VARIABLE ANNUITY CONTRACTS
The Company currently offers other variable annuity contracts that participate in Separate Account B. In the future, we may designate additional group or individual variable annuity contracts as participating in Separate Account B.

CUSTOMER INQUIRIES
Your questions should be directed to: Principal Freedom 2 Variable Annuity, Principal Financial Group, P.O. Box 9382, Des Moines, Iowa 50306-9382, 1-800-852-4450.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The financial statements of Principal Life Insurance Company Separate Account B and the consolidated financial statements of Principal Life Insurance Company are included in the SAI. Those statements have been audited by Ernst & Young LLP, independent registered public accounting firm, for the periods indicated in their reports which also appear in the SAI.

FINANCIAL STATEMENTS
The consolidated financial statements of Principal Life Insurance Company which are included in the SAI should be considered only as they relate to our ability to meet our obligations under the Contract. They do not relate to investment performance of the assets held in the Separate Account.

TABLE OF DIVISIONS

The following is a brief summary of the investment objectives of each division. There is no guarantee that the objectives will be met.

TABLE OF SEPARATE ACCOUNT DIVISIONS

The following is a brief summary of the investment objectives of each division. There is no guarantee that the objectives will be met.

AMERICAN CENTURY VP INCOME & GROWTH DIVISION

              INVESTS IN: American Century Variable Portfolios, Inc. VP Income &
                Growth Fund - Class I
              INVESTMENT ADVISOR: American Century Investment Management, Inc. INVESTMENT OBJECTIVE: seeks dividend growth, current income and appreciation. The account will seek to achieve its investment objective by investing in common stocks.

BOND DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Bond Account INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to provide as high a level of income as is consistent with preservation of capital and prudent investment risk.

CAPITAL VALUE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Capital Value
                Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to provide long-term capital appreciation and secondarily growth investment income. The Account seeks to achieve its investment objectives through the purchase primarily of common stocks, but the Account may invest in other securities.

DIVERSIFIED INTERNATIONAL DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Diversified
                International Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital by investing in a portfolio of equity securities domiciled in any of the nations of the world.

GOVERNMENT & HIGH QUALITY BOND DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Government & High
                Quality Bond Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek a high level of current income, liquidity and safety of principal.

LARGECAP GROWTH EQUITY DIVISION

              INVESTS IN: Principal Variable Contracts Fund - LargeCap Growth
                Equity Account
              INVESTMENT ADVISOR: Grantham, Mayo, Van Otterloo & Co. LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital by investing in stocks of U.S. companies, with a focus on growth stocks.

LARGECAP STOCK INDEX DIVISION

              INVESTS IN: Principal Variable Contracts Fund - LargeCap Stock
                Index Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital by investing in stocks of large U.S. companies. The Account attempts to mirror the investment results of the Standard & Poor's 500 Index.

MIDCAP DIVISION

              INVESTS IN: Principal Variable Contracts Fund - MidCap Account INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to achieve capital appreciation by investing primarily in securities of emerging and other growth-oriented companies.

MIDCAP GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - MidCap Growth
                Account
              INVESTMENT ADVISOR: Mellon Equity Associates, LLP through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account will attempt to achieve its objective by investing primarily in growth stocks of medium market capitalization companies.

MIDCAP VALUE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - MidCap Value
                Account
              INVESTMENT ADVISOR: Neuberger Berman Management, Inc. through a sub-advisory agreement.
              INVESTMENT OBJECTIVE: seeks long-term growth of capital by investing primarily in equity securities of companies with value characteristics and medium market capitalizations.

MONEY MARKET DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Money Market
                Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek as high a level of current income available from short-term securities as is considered consistent with preservation of principal and maintenance of liquidity by investing all of its assets in a portfolio of money market instruments.

PRINCIPAL LIFETIME 2010 DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Principal LifeTime
                2010 Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks a total return consisting of long-term growth of capital and current income by investing primarily in shares of other Principal Variable Contracts Fund accounts.

PRINCIPAL LIFETIME 2020 DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Principal LifeTime
                2020 Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks a total return consisting of long-term growth of capital and current income by investing primarily in shares of other Principal Variable Contracts Fund accounts.

PRINCIPAL LIFETIME 2030 DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Principal LifeTime
                2030 Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks a total return consisting of long-term growth of capital and current income by investing primarily in shares of other Principal Variable Contracts Fund accounts.

PRINCIPAL LIFETIME 2040 DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Principal LifeTime
                2040 Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks a total return consisting of long-term growth of capital and current income by investing primarily in shares of other Principal Variable Contracts Fund accounts.

PRINCIPAL LIFETIME 2050 DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Principal LifeTime
                2050 Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks a total return consisting of long-term growth of capital and current income by investing primarily in shares of other Principal Variable Contracts Fund accounts.

PRINCIPAL LIFETIME STRATEGIC INCOME DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Principal LifeTime
                Strategic Income Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks high current income by investing primarily in shares of other Principal Variable Contracts Fund accounts.

REAL ESTATE SECURITIES DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Real Estate
                Securities Account
              INVESTMENT ADVISOR: Principal Real Estate Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek to generate a high total return. The
                Account will attempt to achieve its objective by investing primarily in equity securities of companies principally engaged in the real estate industry.

SHORT-TERM BOND DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Short-Term Bond
                Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to provide current income.

SMALLCAP DIVISION

              INVESTS IN: Principal Variable Contracts Fund - SmallCap Account INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account will attempt to achieve its objective by investing primarily in equity securities of both growth and value oriented companies with comparatively smaller market capitalizations.

SMALLCAP GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - SmallCap Growth
                Account
              INVESTMENT ADVISOR: Emerald Advisors, Inc. through a sub-advisory agreement and
                UBS Global Asset Management (Americas) Inc. through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account will attempt to achieve its objective by investing primarily in equity securities of growth companies with comparatively smaller market capitalizations.

SMALLCAP VALUE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - SmallCap Value
                Account
              INVESTMENT ADVISOR: J.P. Morgan Investment Management, Inc.
                through a sub-advisory agreement and Mellon Equity Associates, LLP through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital by investing primarily in equity securities of small companies with value characteristics and comparatively smaller market capitalizations.

TABLE OF CONTENTS OF THE SAI


The table of contents for the Statement of Additional Information is provided below.

                               TABLE OF CONTENTS

General Information and History .........................................

Independent Registered Public Accounting Firm ...........................

Principal Underwriter ...................................................

Calculation of Yield and Total Return ...................................

Taxation Under Certain Retirement Plans.................................

Principal Life Insurance Company Separate Account B

 Report of Independent Auditors.........................................

 Financial Statements ...................................................

Principal Life Insurance Company

 Report of Independent Auditors .........................................

 Consolidated Financial Statements ......................................

To obtain a copy of the Statement of Additional Information, free of charge, write or telephone:

                     Princor Financial Services Corporation
                                  a company of
                         the Principal Financial Group
                           Des Moines, IA 50392-2080
                           Telephone: 1-800-852-4450



              PRINCIPAL LIFE INSURANCE COMPANY SEPARATE ACCOUNT B



            PRINCIPAL FREEDOM 2 VARIABLE ANNUITY/SM// /CONTRACT


                      STATEMENT OF ADDITIONAL INFORMATION


                                     DATED



This Statement of Additional Information provides information about the Principal Freedom 2 Variable Annuity/sm// /(the "Contract") in addition to the information that is contained in the Contract's Prospectus, dated.





This Statement of Additional Information is not a prospectus. It should be read in conjunction with the Prospectus, a copy of which can be obtained free of charge by writing or telephoning:






                   Principal Freedom 2 Variable Annuity
                         The Principal Financial Group
                                 P.O. Box 9382
                           Des Moines Iowa 50306-9382
                               Telephone: 1-800-

                               TABLE OF CONTENTS



                                                                            Page


General Information and History.........................................

Independent Registered Public Accounting Firm ...........................

Principal Underwriter...................................................

Calculation of Yield and Total Return...................................

Taxation Under Certain Retirement Plans.................................

Financial Statements

 Principal Life Insurance Company Separate Account B
  Report of Independent Registered Public Accounting Firm ...............


 Principal Life Insurance Company
  Report of Independent Registered Public Accounting Firm...............

  Financial Statements..................................................


2      CALCULATION OF YIELD AND TOTAL RETURN               FUNDNAMEFOOTER
                                                             PHONE NUMBER

GENERAL INFORMATION AND HISTORY


Principal Life Insurance Company (the "Company") is the issuer of the Principal Freedom 2 Variable Annuity (the "Contract") and serves as custodian of its assets. The Company is a stock life insurance company with its home office at:
Principal Financial Group, Des Moines, Iowa 50392 and is authorized to transact life and annuity business in all states of the United States and the District of Columbia. The Company is a wholly owned indirect subsidiary of Principal Financial Group, Inc., a publicly-traded company.


In 1879, the Company was incorporated under Iowa law as a mutual assessment life insurance company named Bankers Life Association. It became a legal reserve life insurance company and changed its name to Bankers Life Company in 1911 and then to Principal Mutual Life Insurance Company in 1986. The name change to Principal Life Insurance Company and reorganization into a mutual insurance holding company structure took place in 1998, when the Company became a stock life insurance company. In 2001, the mutual insurance holding company converted to a stock company through a process called demutualization, resulting in the current organizational structure.


INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Ernst & Young LLP, 801 Grand, Des Moines, Iowa, serves as the independent registered public accounting firm for Principal Life Insurance Company Separate Account B and the Principal Life Insurance Company.


PRINCIPAL UNDERWRITER


Princor Financial Services Corporation ("Princor") is the principal underwriter of the Contract. Princor is a subsidiary of Principal Financial Services, Inc. The Contract's offering to the public is continuous. As the principal underwriter, Princor is paid for the distribution of the Contract. As the Contract is new, Princor has not received any commissions.


CALCULATION OF YIELD AND TOTAL RETURN


The Separate Account may publish advertisements containing information (including graphs, charts, tables and examples) about the performance of one or more of its Divisions.


The Contract was not offered prior to XXXXXXXXXX. However, the certain divisions invest in underlying mutual funds which were offered prior to the date the Contract was available. Thus, the Separate Account may publish advertisements containing information about the hypothetical performance of one or more of its divisions for this Contract as the Contract was issued on or after the date the underlying mutual fund was first offered. The hypothetical performance from the date of inception of the underlying mutual fund in which the division invests is derived by reducing the actual performance of the underlying mutual fund by the highest level of fees and charges of the Contract as if it had been in existence.


In addition, as certain of the underlying mutual funds have added classes since the inception of the fund, performance may be shown for periods prior to the inception date of the new class which represents the historical results of initial class shares and do not include the effects of the subsequent class' annual fees and expenses. The yield and total return figures described below will vary depending upon market conditions, the composition of the underlying mutual fund's portfolios and operating expenses. These factors and possible differences in the methods used in calculating yield and total return should be considered when comparing the Separate Account performance figures to performance figures published for other investment vehicles.


The Separate Account may also quote rankings, yields or returns as published by independent statistical services or publishers and information regarding performance of certain market indices. Any performance data quoted for the Separate Account represents only historical performance and is not intended to indicate future performance.


From time to time the Separate Account advertises its Money Market Division's "yield" and "effective yield" for the Contract. Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the division refers to the income generated by an investment under the Contract in the division over a 7-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Division is assumed to be reinvested. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment. Neither yield quotation reflects a sales load deducted from purchase payments which, if included, would reduce the "yield" and "effective yield."

                                YIELD FOR THE PERIOD ENDED DECEMBER 31, 2004
-------------------------------------------------------------------------------
 FOR CONTRACTS:                 7-DAY ANNUALIZED YIELD   7-DAY EFFECTIVE YIELD
 --------------                 ----------------------   ---------------------
-------------------------------------------------------------------------------
 without a surrender charge

-------------------------------------------------------------------------------
 with a surrender charge

-------------------------------------------------------------------------------


In addition, from time to time, the Separate Account will advertise the "yield" for certain other divisions for the Contract. The "yield" of a division is determined by annualizing the net investment income per unit for a specific, historical 30-day period and dividing the result by the ending maximum offering price of the unit for the same period. This yield quotation does not reflect a surrender charge which, if included, would reduce the "yield."


Also, from time to time, the Separate Account will advertise the average annual total return of its various divisions. The average annual total return for any of the divisions is computed by calculating the average annual compounded rate of return over the stated period that would equate an initial $1,000 investment to the ending redeemable Contract value. In this calculation for the Contract, the ending value is reduced by a surrender charge that decreases from 3% to 0% over a period of 4 years. The Separate Account may also advertise total return figures for its divisions for a specified period that does not take into account the surrender charge in order to illustrate the change in the division's unit value over time. See "Charges and Deductions" in the Prospectus for a discussion of surrender charges.


Following are the hypothetical average annual total returns for the period ending December 31, 2004 assuming the Contract had been offered as of the effective dates of the underlying mutual funds in which the divisions invest:

                                       CONTRACT WITH SURRENDER CHARGE

                            EFFECTIVE                                          SINCE
       DIVISION               DATE         ONE YEAR  FIVE YEARS  TEN YEARS   INCEPTION
       --------             ---------      --------  ----------  ---------   ---------
 American Century VP
 Income & Growth        October 31, 1997     9.22%     -1.64%      N/A/         5.29%

 Principal VCF Bond     December 18, 1987    1.28       6.00       6.35%        6.91
 Principal VCF Capital
 Value                   May 13, 1970        8.60       1.75       9.00        11.00
 Principal VCF
 Diversified
 International           May 2, 1994        17.19      -2.31       6.54         5.71
 Principal VCF
 Government & High
 Quality Bond (f/k/a
 Government
 Securities)             April 9, 1987      -0.12       5.58       6.25         6.59
 Principal VCF
 LargeCap Growth
 Equity                 October 24, 2000    -0.52       N/A/       N/A/       -17.67
 Principal VCF
 LargeCap Stock Index    May 3, 1999         6.64      -3.61       N/A/        -1.83

 Principal VCF MidCap   December 18, 1987   13.94       8.47      12.40        13.32
 Principal VCF MidCap
 Growth                  May 1, 1998         8.06      -0.15       N/A/         0.65
 Principal VCF MidCap
 Value                   May 3, 1999        18.81      12.90       N/A/        13.11
 Principal VCF Money
 Market                  March 18, 1983     -2.74       1.62       2.90         2.19
 Principal VCF
 Principal LifeTime
 2010                   August 30, 2004      N/A/       N/A/       N/A/         6.26
 Principal VCF
 Principal LifeTime
 2020                   August 30, 2004      N/A/       N/A/       N/A/         7.57
 Principal VCF
 Principal LifeTime
 2030                   August 30, 2004      N/A/       N/A/       N/A/         7.54
 Principal VCF
 Principal LifeTime
 2040                   August 30, 2004      N/A/       N/A/       N/A/         8.73
 Principal VCF
 Principal LifeTime
 2050                   August 30, 2004      N/A/       N/A/       N/A/         8.68
 Principal VCF
 Principal LifeTime
 Strategic Income       August 30, 2004      N/A/       N/A/       N/A/         4.62
 Principal VCF Real
 Estate Securities       May 1, 1998        30.34      22.24       N/A/        14.02
 Principal VCF
 Short-Term Bond
 (f/k/a Limited Term
 Bond)                   May 1, 2003        -2.36       N/A/       N/A/        -0.79
 Principal VCF
 SmallCap                May 1, 1998        15.99       0.56       N/A/         2.19
 Principal VCF
 SmallCap Growth         May 1, 1998         7.49     -13.31       N/A/        -0.44
 Principal VCF
 SmallCap Value          May 1, 1998        19.22      16.22       N/A/        12.18






                                      CONTRACT WITHOUT SURRENDER CHARGE

                            EFFECTIVE                                          SINCE
       DIVISION               DATE         ONE YEAR  FIVE YEARS  TEN YEARS   INCEPTION
       --------             ---------      --------  ----------  ---------   ---------
 American Century VP
 Income & Growth        October 31, 1997    11.92       -1.64      //N/A/       5.29

 Principal VCF Bond     December 18, 1987    3.98        6.00       6.35        6.91
 Principal VCF Capital
 Value                   May 13, 1970       11.30        1.75       9.00       11.00
 Principal VCF
 Diversified
 International           May 2, 1994        19.89       -2.31       6.54        5.71
 Principal VCF
 Government & High
 Quality Bond            April 9, 1987       2.58        5.58       6.25        6.59
 Principal VCF
 LargeCap Growth
 Equity                 October 24, 2000     2.18        N/A/       N/A/      -17.67
 Principal VCF
 LargeCap Stock Index    May 3, 1999         9.34       -3.61       N/A/       -1.83

 Principal VCF MidCap   December 18, 1987   16.64        8.47      12.40       13.32
 Principal VCF MidCap
 Growth                  May 1, 1998        10.76       -0.15       N/A/        0.65
 Principal VCF MidCap
 Value                   May 3, 1999        21.51       12.90       N/A/       13.11
 Principal VCF Money
 Market                  March 18, 1983     -0.04        1.62       2.90        2.19
 Principal VCF
 Principal LifeTime
 2010                   August 30, 2004      N/A/        N/A/       N/A/        8.96
 Principal VCF
 Principal LifeTime
 2020                   August 30, 2004      N/A/        N/A/       N/A/       10.27
 Principal VCF
 Principal LifeTime
 2030                   August 30, 2004      N/A/        N/A/       N/A/       10.24
 Principal VCF
 Principal LifeTime
 2040                   August 30, 2004      N/A/        N/A/       N/A/       11.43
 Principal VCF
 Principal LifeTime
 2050                   August 30, 2004      N/A/        N/A/       N/A/       11.38
 Principal VCF
 Principal LifeTime
 Strategic Income       August 30, 2004      N/A/        N/A/       N/A/        7.32
 Principal VCF Real
 Estate Securities       May 1, 1998        33.04       22.24       N/A/       14.02
 Principal VCF
 Short-Term Bond         May 1, 2003         0.34        N/A/       N/A/        0.29
 Principal VCF
 SmallCap                May 1, 1998        18.69        0.56       N/A/        2.19
 Principal VCF
 SmallCap Growth         May 1, 1998        10.19      -13.31       N/A/       -0.44
 Principal VCF
 SmallCap Value          May 1, 1998        21.92       16.22       N/A/       12.18



TAXATION UNDER CERTAIN RETIREMENT PLANS


INDIVIDUAL RETIREMENT ANNUITIES
Contributions. Individuals may make contributions for individual retirement
--------------
annuity (IRA) contracts. Individuals may make deductible contributions (for any year) up to the lesser of the amount shown in the chart or 100% of compensation.

Individuals age 50 or over are also permitted to make additional "catch-up" contributions. The additional contribution is $500 in 2005 and $1,000 in 2006 and beyond.


Such individuals may establish a traditional IRA for a non-working spouse. The annual contribution for both spouses' contracts cannot exceed the lesser of the amount shown in the chart or 100% of the working spouse's compensation. No more than the individual IRA limit may be contributed to either spouse's IRA for any year.

              IRA - MAXIMUM ANNUAL CONTRIBUTION
  ----------------------------------------------------------
     YEAR      INDIVIDUAL IRA    INDIVIDUAL IRA + SPOUSAL IRA
     ----      --------------    ----------------------------
     2005          $4,000                  $ 8,000
     2006          $4,000                  $ 8,000
     2007          $4,000                  $ 8,000
     2008          $5,000                  $10,000



Starting in 2009, limits are indexed for cost-of-living.


Contributions may be tax deductible. If an individual and his/her spouse do not participate in a qualified retirement plan, the contributions to an IRA are fully tax deductible regardless of income. If an individual is an active participant in a qualified retirement plan, his/her ability to deduct the contributions depends upon his/her income level.


For individuals who are not active participants but whose spouses are, deductibility of traditional IRA contributions is phased out if the couple's Adjusted Gross Income is between $150,000 and $160,000, assuming taxes are filed jointly.

                         DEDUCTIBILITY OF TRADITIONAL IRA CONTRIBUTIONS FOR ACTIVE PARTICIPANTS
  -----------------------------------------------------------------------------------------------------------------
                   MARRIED INDIVIDUALS (FILING JOINTLY)                                 SINGLE INDIVIDUAL
  -----------------------------------------------------------------------  ----------------------------------------
                                 LIMITED                    NO                                LIMITED           NO
           YEAR                 DEDUCTION               DEDUCTION               YEAR         DEDUCTION      DEDUCTION
           ----                 ---------               ---------               ----         ---------      ---------
                                                                                2005
           2005                  $70,000                 $ 80,000            and beyond       $50,000        $60,000
           2006                  $75,000                 $ 85,000
      2007 and beyond            $80,000                 $100,000



An individual may make non-deductible IRA contributions to the extent of the excess of:

1) The lesser of maximum annual contribution or 100% of compensation, over

2) The IRA deductible contributions made with respect to the individual.

An individual may not make any contribution to his/her own IRA for the year in which he/she reaches age 70 1/2 or for any year thereafter.


Taxation of Distributions. Distributions from IRA Contracts are taxed as
--------------------------
ordinary income to the recipient, although special rules exist for the tax-free return of non-deductible contributions. In addition, taxable distributions received under an IRA Contract prior to age 591/2 are subject to a 10% penalty tax in addition to regular income tax. Certain distributions are exempted from this penalty tax, including distributions following the owner's death or disability if the distribution is paid as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's designated Beneficiary; distributions to pay medical expenses; distributions for certain unemployment expenses; distributions for first home purchases (up to $10,000) and distributions for higher education expenses.


Required Distributions. Generally, distributions from IRA Contracts must
-----------------------
commence not later than April 1 of the calendar year following the calendar year in which the owner attains age 701/2, and such distributions must be made over a period that does not exceed the uniform life distribution period established by the IRS. A penalty tax of 50% would be imposed on any amount by which the minimum required distribution in any year exceeded the amount actually distributed in that year. In addition, in the event that the owner dies before his or her entire interest in the Contract has been distributed, the owner's entire interest must be distributed in accordance with rules similar to those applicable upon the death of the Contract Owner in the case of a non-qualified Contract, as described in the Prospectus.


Tax-Free Rollovers. The Internal Revenue Code (the "Code") permits the taxable
-------------------
portion of funds to be transferred in a tax-free rollover from a qualified employer pension, profit-sharing, annuity, bond purchase or tax-deferred annuity plan to an IRA Contract if certain conditions are met, and if the rollover of assets is completed within 60 days after the distribution from the qualified plan is received. A direct rollover of funds may avoid a 20% federal tax withholding generally applicable to qualified plans or tax-deferred annuity plan distributions. In addition, not more frequently than once every twelve months, amounts may be rolled over tax-free from one IRA to another, subject to the 60-day limitation and other requirements. The once-per-year limitation on rollovers does not apply to direct transfers of funds between IRA custodians or trustees.


SIMPLIFIED EMPLOYEE PENSION PLANS AND SALARY REDUCTION SIMPLIFIED EMPLOYEE PENSION PLANS
Contributions. Under Section 408(k) of the Code, employers may establish a type
--------------
of IRA plan referred to as a simplified employee pension plan (SEP).

Taxation of Distributions. Generally, distribution payments from SEPs are
--------------------------
subject to the same distribution rules described above for IRAs.


Required Distributions. SEPs are subject to the same minimum required
-----------------------
distribution rules described above for IRAs.


Tax-Free Rollovers. Generally, rollovers and direct transfers may be made to and
-------------------
from SEPs in the same manner as described above for IRAs, subject to the same conditions and limitations.


SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE IRA)
Contributions. Under Section 408(p) of the Code, employers may establish a type
--------------
of IRA plan known as a SIMPLE IRA. Employees may have contributions made to the SIMPLE IRA on a salary reduction basis. The amount that an employee chooses to defer and contribute to the SIMPLE IRA is referred to as an elective deferral.

These elective deferrals cannot exceed the amounts shown in the chart. In addition to the elective deferrals, SIMPLE IRA may permit additional elective deferrals by individuals age 50 or over, referred to as "catch-up contributions".


Elective contribution amounts made under the salary reduction portions of a SIMPLE IRA plan are counted in the overall limit on elective deferrals by any individual.The employer generally must match either 100% of the employee's elective deferral, up to 3% of the employee's compensation or fixed nonelective contributions of 2% of compensation.

                              SAVINGS INCENTIVE MATCH PLAN FOR EMPLOYEES (SIMPLE IRA)
  ---------------------------------------------------------------------------------------------------------------
        YEAR             ELECTIVE DEFERRAL          CATCH-UP CONTRIBUTION      OVERALL LIMIT ON ELECTIVE DEFERRALS
        ----             -----------------          ---------------------      -----------------------------------
        2005                  $10,000                      $2,000                            $14,000
        2006        Indexed for cost-of-living.            $2,500                            $15,000
   2007 and beyond                               Indexed for cost-of-living.       Indexed for cost-of-living.



Taxation of Distributions. Generally, distribution payments from SIMPLE IRAs are
--------------------------
subject to the same distribution rules described above for IRAs, except that distributions made within two years of the date of an employee's first participation in a SIMPLE IRA of an employer are subject to a 25% penalty tax instead of the 10% penalty tax discussed previously.


Required Distributions. SIMPLE IRAs are subject to the same minimum required
-----------------------
distribution rules described above for IRAs.


Tax-Free Rollovers. Direct transfers may be made among SIMPLE IRAs in the same
-------------------
manner as described above for IRAs, subject to the same conditions and limitations. Rollovers from SIMPLE IRAs are permitted after two years have elapsed from the date of an employee's first participation in a SIMPLE IRA of the employer. Rollovers to SIMPLE IRAs from other plans are not permitted.


ROTH INDIVIDUAL RETIREMENT ANNUITIES (ROTH IRA)
Contribution. Under Section 408A of the Code, individuals may contribute to a
-------------
Roth IRA on his/her own behalf up to the lesser of maximum annual contribution limit as shown in the chart or 100% of compensation. In addition, the contribution must be reduced by the amount of any contributions made to other IRAs for the benefit of the same individual.

Individuals age 50 or over are also permitted to make additional "catch-up" contributions. The additional contribution is $500 for 2005 and $1,000 in 2006 and beyond.

       ROTH IRA - MAXIMUM ANNUAL CONTRIBUTION
  ------------------------------------------------
  YEAR  INDIVIDUAL ROTH IRA   CATCH-UP CONTRIBUTION
  ----  -------------------   ---------------------
  2005        $4,000                 $  500
  2006        $4,000                 $1,000
  2007        $4,000                 $1,000
  2008        $5,000                 $1,000



Starting in 2009, individual Roth IRA limits are indexed for cost-of-living.


The maximum contribution is phased out for single taxpayers with adjusted gross income between $95,000 and $110,000 and for joint filers with adjusted gross income between $150,000 and $160,000 (see chart below).


If taxable income is recognized on the traditional IRA, and IRA owner (with adjusted gross income of less than $100,000) may convert a traditional IRA into a Roth IRA. If the conversion is made in 1999, IRA income recognized may be spread over four years. Otherwise, all IRA income will need to be recognized in the year of conversion. No IRS 10% tax penalty will apply to the conversion.

            MODIFIED ADJUSTED GROSS INCOME
  ------------------------------------------------------------------------------
          SINGLE             MARRIED FILING JOINT       ROTH IRA CONTRIBUTION
          ------             --------------------       ---------------------
      $95,000 or less          $150,000 or less           Full Contribution
    $95,000 - $110,000       $150,000 - $160,0000       Partial Contribution*
      $110,000 & over           $160,000 & over            No Contribution

  *Those entitled to only a partial contribution should check with a tax advisor to determine the allowable contribution.


Married person whose filing status is "married, filing separately" may not make a full Roth IRA contribution, unless the couple are separated and have been living apart for the entire year. Only a partial contribution is allowed if the Modified Adjusted Gross Income is less than $10,000.


Taxation of Distribution. Qualified distributions are received income-tax free
-------------------------
by the Roth IRA owner, or beneficiary in case of the Roth IRA owner's death. A qualified distribution is any distribution made after five years if the IRA owner is over age 591/2, dies, becomes disabled, or uses the funds for first-time home buyer expenses at the time of distribution. The five-year period for converted amounts begins from the year of the conversion.


FINANCIAL STATEMENTS


TO BE ADDED BY AMENDMENT



                                     PART C
                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

          (a)    Financial Statements included in the Registration Statement
                 (1)   Part A:
                          None

                 (2)   Part B:
                          None

                (3)    Part C
                          None

         (b)    Exhibits
                (1)    Board Resolution of Registrant *
                (3a)   Distribution Agreement **
                (4a)   Form of Variable Annuity Contract *
                (5)    Form of Variable Annuity Application **
                (6a)   Articles of Incorporation of the Depositor *
                (6b)   Bylaws of Depositor *
                (7)    N/A
                (9)    Opinion of Counsel **
                (10a)  Consent of E&Y LLP **
                (10b)  Powers of Attorney *
                (11)   Financial Statement Schedules **

*    Filed herein
**   To be filed by amendment

Item 25.  Officers and Directors of the Depositor

Principal Life Insurance Company is managed by a Board of Directors which is elected by its policyowners. The directors and executive officers of the Company, their positions with the Company, including Board Committee memberships, and their principal business address, are as follows:

DIRECTORS:
                                             Principal
 Name, Positions and Offices                 Business Address

 BETSY J. BERNARD
 Director                                  40 Shalebrook Drive
 Chair, Nominating and Governance          Morristown, NJ  07960
   Committee


 JOCELYN CARTER-MILLER                     TechEdventures
 Director                                  3698 Northwest 15th Street
 Member, Audit Committee                   Lauderhill, FL  33311


 GARY E. COSTLEY                           C & G Capital and Management, LLC
 Director                                  257 Barefoot Beach Boulevard
 Member, Human Resources                   Suite 404
    Committee                              Bonita Springs, FL  34134


 DAVID J. DRURY                            4633 156th Street
 Director                                  Urbandale, IA  50323
 Member, Executive Committee


 C. DANIEL GELATT, JR.                     NMT Corporation
 Director                                  2004 Kramer Street
 Member, Executive Committee               La Crosse, WI 54603
   Member, Human Resources
   Committee


 J. BARRY GRISWELL                         The Principal Financial Group
 Director                                  Des Moines, IA 50392
 President, Chairman of the Board
 and Chief Executive Officer
   Chair, Executive Committee


 SANDRA L. HELTON                          Telephone and Data Systems, Inc.
 Director                                  30 North LaSalle Street, Suite 4000
 Member, Audit Committee                   Chicago, IL  60602


 CHARLES S. JOHNSON                        4935 Mesa Capella Drive
 Director                                  Las Vegas, NV  89113-1441
 Member, Human Resources
   Committee


 WILLIAM T. KERR                           Meredith Corporation
 Director                                  1716 Locust St.
 Member, Executive Committee               Des Moines, IA  50309-3023
   and Chair, Human Resources
   Committee

 RICHARD L. KEYSER                         W.W. Grainger, Inc.
 Director                                  100 Grainger Parkway
 Member, Nominating and Governance         Lake Forest, IL  60045-5201
   Committee


 ARJUN K. MATHRANI                         176 East 71st Street, Apt. 9-F
 Director                                  New York, NY  10021
 Member, Audit Committee


 FEDERICO F. PENA                          Vestar Capital Partners
 Director                                  1225 17th Street, Ste 1660
 Member, Nominating and Governance         Denver, CO  80202
   Committee


 ELIZABETH E. TALLETT                      Hunter Partners, LLC
 Director                                  48 Federal Twist Road
 Chair, Audit Committee                    Stockton, NJ  08559
 Member, Executive Committee


EXECUTIVE OFFICERS (OTHER THAN DIRECTORS):

         JOHN EDWARD ASCHENBRENNER          President, Insurance and Financial Services
         RONALD L. DANILSON                 Senior Vice President - Retirement and Investor Services
         JAMES DAVID DEVRIES                Senior Vice President - Human Resources
         RALPH CRAIG EUCHER                 Senior Vice President - Retirement and Investor Services
         NORA MARY EVERETT                  Senior Vice President and Deputy General Counsel
         MICHAEL HARRY GERSIE               Executive Vice President and Chief Financial Officer
         THOMAS JOHN GRAF                   Senior Vice President - Investor Relations
         JOYCE NIXSON HOFFMAN               Senior Vice President and Corporate Secretary
         DANIEL JOSEPH HOUSTON              Senior Vice President - Retirement and Investor Services
         ELLEN ZISLIN LAMALE                Senior Vice President and Chief Actuary
         JULIA MARIE LAWLER                 Senior Vice President and Chief Investment Officer
         JAMES PATRICK MCCAUGHAN            President, Global Asset Management
         MARY AGNES O'KEEFE                 Senior Vice President and Chief Marketing Officer
         GARY PAUL SCHOLTEN                 Senior Vice President and Chief Information Officer
         KAREN ELIZABETH SHAFF              Executive Vice President and General Counsel
         ROBERT ALLEN SLEPICKA              Senior Vice President - Life and Health Division
         NORMAN RAUL SORENSEN               Senior Vice President - International Asset Accumulation
         LARRY DONALD ZIMPLEMAN             President, Retirement and Investor Services

Item 26.  Persons Controlled by or Under Common Control with Registrant

          Principal   Financial   Services,   Inc.  (an  Iowa   corporation)  an
          intermediate holding company organized pursuant to Section 512A.14 of the Iowa Code.

          Subsidiaries   wholly-owned  by  Principal   Financial  Services, Inc.

          a. Princor Financial Services Corporation (an Iowa Corporation) a registered broker-dealer.

          b.   PFG DO Brasil LTDA (Brazil) a Brazilian holding company.

          c. Principal International, Inc. (an Iowa Corporation) a company engaged in international business development.

          d. JF Molloy & Associates, Inc. (an Indiana Corporation) A third party administrator for group medical coverage.

          e. Molloy Medical Management Company, Inc. (an Indiana Corporation) a company that provides medical calins-related services to JF Molloy & Associates, Inc.

          f. Molloy Wellness Company (an Indiana Corporation) a company that provides health and wellness-related services.

          g. Principal Health Insurance Company (Iowa) a stock life insurance company engaged in the business of health insurance.

          h. Principal Global Investors Holding Company, Inc. (Delaware) a holding company.

          i. ING/Principal Pensions Co., Ltd. (Japan) a Japanese pension company.

          j. Principal Financial Group (Mauritius) Ltd. a Mauritius holding company.

          k. Principal Life Insurance Company (an Iowa corporation) a stock life insurance company engaged in the business of insurance and retirement services.

          l. Principal Financial Services (Australia), Inc. an Iowa holding company.

          m. Principal Investors Corporation (New Jersey) a general business corporation that holds investments.

          n. Principal International Holding Company, LLC a Delaware limited liability company that serves as a downstream holding company for Principal Financial Services, Inc.

          o.   Principal International de Chile, S.A. (Chile) a holding company.

          Subsidiary wholly-owned by Princor Financial Services Corporation:

          a.   Principal   Management   Corporation  (an  Iowa   Corporation)  a
               registered investment advisor.

          Subsidiary 42% owned by PFG DO Brasil LTDA

          a.   Brasilprev    Seguros E Previdencia  S.A. (Brazil)  a   pension
               fund company.

          Subsidiaries wholly-owned by Principal International, Inc.:

          a.   Zao Principal International (a Russia Corporation) inactive.

          b. Principal Asset Management Company (Asia) Ltd. (Hong Kong) an asset management company.

          c. Principal Insurance Company (Hong Kong) Limited a Hong Kong company that sells insurance and pension products.

          d. Principal International (Asia) Limited (Hong Kong) a corporation operating as a regional headquarters for Asia.

          e.   Principal Trust Company(Asia) Limited (Hong Kong) a trust company

          f. Principal Mexico Compania de Seguros, S.A. de C.V. (Mexico) a life insurance company.

          g.   Principal Pensiones, S.A. de C.V. (Mexico) a pension company.

          h.   Principal Afore, S.A. de C.V. (Mexico), a pension company.

          i.   Principal  Mexico  Servicios,  S.A.  de C.V.  (Mexico)  a company
               established   to  be  the   employer  of  Mexico   administration
               employees.

          j. Distribuidora Principal Mexico, S.A. de C.V. (Mexico) a company established to be the employer of Mexico sales employees.

          k. Principal Genera, S.A. De C.V., Operadora De Fondos De Inversion (Mexico) a mutual fund company.

          l.   Principal   Consulting   (India)   Private   Limited   (an  India
               corporation) an India consulting company.

          Subsidiaries 88% owned by Principal International, Inc.:

          a. Principal Insurance Company (Hong Kong) Limited (a Hong Kong Corporation) a company that sells insurance and pension products.

          Subsidiaries wholly-owned by Principal Global Investors Holding Company, Inc.

          a. Principal Global Investors (Ireland) Limited an Ireland company that engages in funds management.

          b. Principal Global Investors (Europe) Limited a United Kingdom company that engages in European representation and distribution of the Principal Investments Funds.

          c. Principal Global Investors (Singapore) Limited (a Singapore corporation) a company engaging in funds management.

          Subsidiaries  wholly-owned by Principal  Financial  Group  (Mauritius)
          Ltd.

          a. Principal Asset Management Company Private Limited (India) an India asset management company.

          b. Principal Trustee Company Private Limited (India) a trustee for mutual funds.

          c.   PNB Principal Financial Planners Private Limited

          Subsidiaries  organized and  wholly-owned  by Principal Life Insurance
          Company:

          a. InSource Group, LLC (Delaware) a limited liability company engaged in marketing products for the Principal Financial Group, Inc.

          b.   Principal Real Estate Fund Investors, LLC


          c.   Principal  Global  Investors,  LLC  (a  Delaware  Corporation)  a
               limited liability company that provides private mortgage, real estate & fixed-income securities services to institutional clients.

          d. Principal Development Investors, LLC (a Delaware Corporation) a limited liability company engaged in acquiring and improving real property through development and redevelopment.

          e. Principal Net Lease Investors, LLC (a Delaware Corporation) a limited liability company which operates as a buyer and seller of net leased investments.

          f. Principal Holding Company (an Iowa Corporation) a downstream holding company for Principal Life Insurance Company.

          g. Executive Benefit Services, Inc. (North Carolina) a corporation which engages in marketing, sales and administration of executive benefit services.

          h.   BCI Group, LLC (Delaware) a limited liability company.

         Principal Life Insurance Company sponsored the organization of the following mutual funds, some of which it controls by virtue of owning voting securities

               Principal Balanced Fund, Inc.(a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 3, 2005.

               Principal Bond Fund, Inc.(a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 3, 2005.

               Principal Capital Value Fund, Inc. (a Maryland Corporation) 13.38% of outstanding shares owned by Principal Life Insurance Company (including subsidiaries and affiliates)on February 3, 2005.

               Principal Cash Management Fund, Inc. (a Maryland Corporation) 4.22% of outstanding shares owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 3, 2005.

               Principal Equity Income Fund, Inc. (f/k/a Principal Utilities Fund, Inc.) (a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 3, 2005.

               Principal Government Securities Income Fund, Inc. (a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 3, 2005.

               Principal Growth Fund, Inc. (a Maryland Corporation) 0.00% of outstanding shares owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 3, 2005.

               Principal International Emerging Markets Fund, Inc. (a Maryland Corporation) 24.71% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 3, 2005.

               Principal International Fund, Inc. (a Maryland Corporation) 10.75% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 3, 2005.

               Principal   International   SmallCap   Fund,   Inc.  (a  Maryland
               Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 3, 2005.

               Principal   LargeCap   Stock   Index   Fund,   Inc.  (a  Maryland
               Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 3, 2005.

               Principal Limited Term Bond Fund, Inc. (a Maryland Corporation) 2.62% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 3, 2005.

               Principal MidCap Fund, Inc. (a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 3, 2005.

               Principal Partners Blue Chip Fund, Inc.(a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 3, 2005.

               Principal  Partners   Equity  Growth  Fund,  Inc.(a  Maryland
               Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 3, 2005

               Principal   Partners   LargeCap  Blend  Fund,   Inc.(a  Maryland
               Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 3, 2005

               Principal   Partners   LargeCap  Value  Fund,   Inc.(a  Maryland
               Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 3, 2005

               Principal   Partners   MidCap   Growth  Fund,   Inc.(a   Maryland
               Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 3, 2005

               Principal   Partners  SmallCap  Growth  Fund,   Inc.(a  Maryland
               Corporation) 14.02% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 3, 2005

               Principal Real Estate Securities Fund, Inc. (a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 3, 2005.

               Principal SmallCap Fund, Inc.(a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 3, 2005.

               Principal Investors Fund, Inc.(a Maryland Corporation),
               0.22% of shares outstanding of the Bond & Mortgage Securitites Fund,
               6.96% of shares outstanding of the Capital Preservation Fund, 0.02% of shares outstanding of the Governement Securities Fund,
               0.04%   of   shares    outstanding    of   the   High    Quality
               Intermediate-Term Bond Fund,
               0.19% of shares outstanding of the High Quality Long-Term Bond Fund,
               0.06% of shares outstanding of the High Quality Short-Term Bond Fund,
               99.99% of shares outstanding of the High Yield Fund, 98.72% of shares outstanding of the Inflation Protection Fund, 17.56% of shares outstanding of the International Emerging Markets Fund,
               16.31% of shares outstanding of the International Fund I, 0.00% of shares outstanding of the International Fund II, 0.02% of shares outstanding of the LargeCap Blend Fund I, 20.74% of shares outstanding of the LargeCap Growth Fund, 0.00% of shares outstanding of the LargeCap S&P 500 Index Fund, 25.83% of shares outstanding of the LargeCap Value Fund, 0.03% of shares outstanding of the MidCap Blend Fund, 0.26% of shares outstanding of the MidCap Growth Fund, 0.03% of shares outstanding of the MidCap S&P 400 Index Fund, 0.02% of shares outstanding of the MidCap Value Fund, 0.01% of shares outstanding of the Money Market Fund, 0.00% of shares outstanding of the Partners International Fund, 0.00% of shares outstanding of the Partners LargeCap Blend Fund, 0.31% of shares outstanding of the Partners LargeCap Blend
               Fund I,
               34.92% of shares outstanding of the Partners LargeCap Growth
               Fund,
               0.00% of shares outstanding of the Partners LargeCap Growth Fund
               I,
               0.00% of shares outstanding of the Partners LargeCap Growth Fund II,
               0.00% of shares outstanding of the Partners LargeCap Value Fund, 44.17% of shares outstanding of the Partners LargeCap Value
               Fund I,
               72.85% of shares outstanding of the Partners LargeCap Value
               Fund II,
               0.06% of shares outstanding of the Partners MidCap Growth Fund, 0.04% of shares outstanding of the Partners MidCap Growth Fund I, 100.00% of shares outstanding of the Partners MidCap Growth
               Fund II,
               0.04% of shares outstanding of the Partners MidCap Value Fund, 0.01% of shares outstanding of the Partners MidCap Value Fund
               I,
               0.11% of shares outstanding of the Partners SmallCap Blend Fund, 0.01% of shares outstanding of the Partners SmallCap Growth Fund I,
               0.00% of shares outstanding of the Partners SmallCap Growth Fund II,
               69.31% of shares outstanding of the Partners SmallCap Growth Fund III,
               0.01% of shares outstanding of the Partners SmallCap Value Fund, 0.27% of shares outstanding of the Partners SmallCap Value Fund I,
               83.88% of shares outstanding of the Partners SmallCap Value Fund II,
               0.02% of shares outstanding of the Preferred Securities Fund, 0.01% of shares outstanding of the Principal LifeTime 2010 Fund, 0.00% of shares outstanding of the Principal LifeTime 2020 Fund, 0.01% of shares outstanding of the Principal LifeTime 2030 Fund, 0.01% of shares outstanding of the Principal LifeTime 2040 Fund, 0.02% of shares outstanding of the Principal LifeTime 2050 Fund, 0.02% of shares outstanding of the Principal LifeTime Strategic Income Fund,
               0.00% of shares outstanding of the Real Estate Securities Fund, 16.36% of shares outstanding of the SmallCap Blend Fund, 0.14% of shares outstanding of the SmallCap Growth Fund, 0.01% of shares outstanding of the SmallCap S&P 600 Index Fund, 0.16% of shares outstanding of the SmallCap Value Fund, were owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 3, 2005.

               Principal Tax-Exempt Bond Fund, Inc. (a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 3, 2005.

               Principal Variable Contracts Fund, Inc. (a Maryland Corporation) 100% of shares outstanding of the following Accounts owned by Principal Life Insurance Company and its Separate Accounts on February 3, 2005: Asset Allocation, Balanced, Bond, Capital Value, Equity Growth, Equity Income (f/k/a Utilities), Equity Value, Government Securities, Growth, International, International Emerging Markets, International SmallCap, LargeCap Blend, LargeCap Growth Equity, LargeCap Stock Index, LargeCap Value, Limited Term Bond, MidCap, MidCap Growth, MidCap Value, Money Market, Principal LifeTime 2010, Principal LifeTime 2020, Principal LifeTime 2030, Principal LifeTime 2040, Principal LifeTime 2050, Principal LifeTime Strategic Income, Real Estate Securities, SmallCap, SmallCap Growth and SmallCap Value.


          Subsidiary wholly-owned by Principal Financial Services (Australia),
          Inc.:

          a.   Principal  Global  Investors   (Australia)  Service  Company  Pty
               Limited a company established to be the employer of Australian employees.

          b. Principal Capital Global Investors Limited (Australia) An SEC registered investment advisor which manages international funds (non-Australian) residents).

          c. Principal Financial Group Australia Pty Ltd. an Australian holding company.

          Subsidiary wholly-owned by Principal International de Chile, S.A.:

          a. Principal Compania de Seguros de Vida Chile S.A. (Chile) life insurance company.

          Subsidiary wholly-owned by Principal Asset Management Company (Asia) Limited (Hong Kong):

          a.   Principal Fund Management (Hong Kong) Limited

          Subsidiary wholly-owned by Principal International (Asia) Limited (Hong Kong):

          a. Principal Global Investors (Asia) Limited a Hong Kong company that provides sales, marketing and client services support for Principal Capital management funds and institutional investors.

          b. Principal Nominee Company (Hong Kong) Limited a Hong Kong company that provides nominee services and administration to Hong Kong clients.

          Subsidiary wholly-owned by Principal Afore, S.A. de C.V. (Mexico):

          a. Principal Siefore, S.A. de C.V. (Mexico) an investment fund company.

          Subsidiaries wholly-owned by Principal Global Investors, LLC:

          a. Principal Global Columbus Circle, LLC (a Delaware Corporation) a limited liability company serving as a holding company.

          b. Post Advisory Group, LLC (Delaware) a limited liability company whose role is an asset management firm that specializes in high yield fixed-income investments.

          c. Principal Enterprise Capital, LLC (a Delaware Corporation) a limited liability company involved in the management of investments in real estate operating companies on behalf of institutional investors.

          d.   Principal Commercial  Acceptance,  LLC (a Delaware Corporation) a
               limited   liability   company   involved  in  the  management  of
               commercial real estate mortgage loans.

          e. Principal Real Estate Investors, LLC (a Delaware Corporation) a limited liability company involved as a registered investment advisor focusing on the management of commercial real estate investments on behalf of institutional investors.

          f. Principal Commercial Funding, LLC (a Delaware Corporation) a limited liability company engaged in the business of issuing commercial mortgage-backed securities.

          g. Principal Capital Futures Trading Advisor, LLC a Delaware limited liability company which is a commodities trading advisor.

          h.   Principal  Global Investors Trust (Delaware) a business trust and
               private   investment  company  offering   non-registered   units,
               initially, to tax-exempt entities.

          i. Spectrum Asset Management, Inc. (Connecticut) A corporation specializing in all aspects of the preferred market including portfolio management, risk management and trading.

          Subsidiaries wholly-owned by Principal Holding Company:

          a. Principal Generation Plant, LLC a Delaware limited liability company that sells excess power.

          b. Principal Bank (a Federal Corporation) a Federally chartered direct delivery savings bank.

          c.   Patrician   Associates,   Inc.  (a  California   Corporation)   a
               corporation   that   engages  in  real   estate   joint   venture
               transactions with developers.

          d.   Petula  Associates,  Ltd.  (an Iowa  Corporation) a
               corporation   that   engages  in  real   estate   joint   venture
               transactions with developers.

          e.   Equity  FC,  Ltd.   (an  Iowa   Corporation)   general   business
               corporation which engages in commercial invsetment transactions.

          f. Principal Asset Markets, Inc. (an Iowa Corporation) a corporation which is currently inactive.

          g. HealthRisk Resource Group, Inc. (an Iowa Corporation) a general business coropration engaged in providing managed care expertise and administrative services to provider organizations involved in risk-assuming contracts for helth care ervices.

          h. Preferred Product Network, Inc. (a Delaware corporation) an insurance broker which markets selected products manufactured outside the Principal Financial Group.

          i. Principal Health Care, Inc. (an Iowa Corporation) a managed care company.

          j. Dental-Net, Inc. (an Arizona Corporation) a managed dental care services organization. HMO and dental group practice.

          k. Principal Financial Advisors, Inc. (an Iowa Corporation) a registered investment advisor offering asset allocation services for pension plans.

          l. Delaware Charter Guarantee & Trust Company, d/b/a Trustar Retirement Services (a Delaware Corporation) a corporation that acts as a trustee through which individuals may direct the ivnestments of their IRA, HR-10 and 401(k) plan accounts, and also provides such prototype plans and record keeping services.

          m. Principal Services Trust Company (an Illinois Corporation) a company which is a provider of financial retirement products.

          n. Professional Pensions, Inc. (a Connecticut Corporation) a corporation engaged in sales, marketing and administration of group insurance plans and third-party administrator for defined contribution plans.

          Subsidiary wholly-owned by Petula Associates, Ltd.

          a. Petula Prolix Development Company (Iowa) a general business corporation involved in joint real estate ventures.

          Subsidiaries wholly-owned by Dental-Net, Inc.

          a. Employers Dental Services, Inc. (an Arizona corporation) a prepaid dental plan organization.

          Subsidiaries wholly-owned by Professional Pensions, Inc.:

          a. Benefit Fiduciary Corporation (a Rhode Island corporation) serves as a corporate trustee for retirement trusts.

          b. Boston Insurance Trust, Inc. (a Rhode Island corporation) a corporation which serves as a corporate trustee for retirement trusts.

          Subsidiaries wholly-owned by Principal Global Investors (Australia) Service Company Pty Ltd.:

          a.   Principal   Global  Investors   (Australia)   Limited  a  company
               established to hold the responsible entity license regarding non-property business.

          b. Principal Real Estate Investors (Australia) Limited a company established to hold the responsible entity license regarding property business.

          Subsidiary  wholly-owned  by Principal  Financial  Group Australia Pty
          Ltd.

          a. Principal Investments (Australia) Limited a Delaware holding company.

          Subsidiaries owned by Principal Compania de Seguros de Vida Chile S.A. (Chile):

          a. Principal Tanner Administradora General De Fondos Mutuos S.A. (Chile) a corporation organized for the administration of various funds.

          b. Principal Creditos Hipotecarios, S.A. (Chile) a residential mortgage company.

          Subsidiary  wholly-owned by Principal Investments (Australia) Limited:

          a.   Principal   Australia   (Holdings)  Pty  Limited   (Australia)  a
               commercial and investment banking and asset management company.

Item 27.  Number of Contractowners - As of: March 31, 2005

                     (1)                          (2)               (3)
                                             Number of Plan      Number of
          Title of Class                      Participants     Contractowners
          --------------                     --------------    --------------
          BFA Variable Annuity Contracts            41                6
          Pension Builder Contracts                283              173
          Personal Variable Contracts              269               14
          Premier Variable Contracts               858               40
          Flexible Variable Annuity Contract    57,350           57,350
          Freedom Variable Annuity Contract      2,049            2,049

Item 28.  Indemnification

There is no contract, arrangement or statute under which the underwriter or affiliated person of the Registrant is insured or indemnified in any manner against any liability which may be incurred in such capacity, other than insurance provided by the underwriter or affiliated person for his/her own protection.


Item 29.  Principal Underwriters

(a) Princor Financial Services Corporation, principal underwriter for Registrant, acts as principal underwriter for, Principal Balanced Fund, Inc., Principal Bond Fund, Inc., Principal Capital Value Fund, Inc., Principal Cash Management Fund, Inc., Principal Equity Income Fund, Inc., Principal Government Securities Income Fund, Inc., Principal Growth Fund, Inc., Principal International Emerging Markets Fund, Inc., Principal International Fund, Inc., Principal International SmallCap Fund, Inc., Principal Investors Fund, Inc., Principal LargeCap Stock Index Fund, Inc., Principal Limited Term Bond Fund, Inc., Principal MidCap Fund, Inc., Principal Partners Blue Chip Fund, Inc., Principal Partners Aggressive Growth Fund, Inc., Principal Partners LargeCap
Blend Fund, Inc., Principal Partners LargeCap Value Fund, Inc. Principal Partners MidCap Growth Fund, Inc., Principal Partners SmallCap Growth Fund, Inc., Principal Real Estate Securities Fund, Inc., Principal SmallCap Fund, Inc., Principal Tax-Exempt Bond Fund, Inc., Principal Variable Contracts Fund, Inc. and for variable annuity contracts participating in Principal Life Insurance Company Separate Account B, a registered unit investment trust, and for variable life insurance contracts issued by Principal Life Insurance Company Variable Life Separate Account, a registered unit investment trust.

  (b)      (1)                 (2)
                               Positions
                               and offices
  Name and principal           with principal
  business address             underwriter

     Lindsay L. Amadeo        Assistant Director -
     The Principal            Marketing Services
     Financial Group
     Des Moines, IA 50392

     John E. Aschenbrenner    Director
     The Principal
     Financial Group
     Des Moines, IA 50392

     Patricia A. Barry        Assistant Corporate Secretary
     The Principal
     Financial Group
     Des Moines, IA 50392

     Craig L. Bassett         Treasurer
     The Principal
     Financial Group
     Des Moines, IA 50392

     Michael J. Beer          Executive Vice President
     The Principal
     Financial Group
     Des Moines, IA  50392

     David J. Brown           Senior Vice President
     The Principal
     Financial Group
     Des Moines, IA 50392

     Jill R. Brown            Vice President and Chief Financial Officer
     The Principal
     Financial Group
     Des Moines, IA 50392

     P. Scott Cawley          Product Marketing Officer
     The Principal
     Financial Group
     Des Moines, IA  50392

     Ralph C. Eucher          Director , President and Chief Executive
     The Principal            Officer
     Financial Group
     Des Moines, IA  50392

     Arthur S. Filean         Senior Vice President
     The Principal
     Financial Group
     Des Moines, IA 50392

     Michael P. Finnegan      Senior Vice President - Investment Services
     The Principal
     Financial Group
     Des Moines, IA  50392

     Paul N. Germain          Vice President -
     The Principal            Mutual Fund Operations
     Financial Group
     Des Moines, IA  50392

     Ernest H. Gillum         Vice President -
     The Principal            Product Development
     Financial Group
     Des Moines, IA 50392

     Susan R. Haupts          Marketing Officer
     The Principal
     Financial Group
     Des Moines, IA  50392

     Joyce N. Hoffman         Sr. Vice President and
     The Principal            Corporate Secretary
     Financial Group
     Des Moines, IA 50392

     Peter R. Kornweiss       Vice President
     The Principal
     Financial Group
     Des Moines, IA 50392

     David W. Miles           Senior Vice President -
     The Principal            Product Development
     Financial Group
     Des Moines, IA 50392

     Elise M. Pilkington      Assistant Director -
     The Principal            Retirement Consulting
     Financial Group
     Des Moines, IA  50392

     Martin R. Richardson     Operations Officer -
     The Principal            Broker/Dealer Services
     Financial Group
     Des Moines, IA 50392

     Michael D. Roughton      Counsel
     The Principal
     Financial Group
     Des Moines, IA 50392

     James F. Sager           Vice President
     The Principal
     Financial Group
     Des Moines, IA 50392

     Jean B. Schustek         Vice President -
     The Principal            Registered Products
     Financial Group
     Des Moines, IA  5092

     Kyle R. Selberg          Vice President-Marketing
     The Principal
     Financial Group
     Des Moines, IA 50392

     Karen E. Shaff           Director, Senior Vice President
     The Principal            and General Counsel
     Financial Group
     Des Moines, IA 50392

     Minoo Spellerberg        Vice President and
     The Principal            Compliance Officer
     Financial Group
     Des Moines, IA  50392

     Jamie K. Stenger         Assistant Director - Compliance
     The Principal Financial
     Group

     Larry D. Zimpleman       Chairman of the Board and
     The Principal            Director
     Financial Group
     Des Moines, IA  50392

(c)           (1)                       (2)

                                      Net Underwriting
            Name of Principal           Discounts and
               Underwriter               Commissions

       Princor Financial                 $21,344,906
       Services Corporation

              (3)                       (4)                 (5)

         Compensation on            Brokerage
        Events Occasioning          Commissions         Compensation
        the Deduction of a
        Deferred Sales Load

                0                       0                    0

Item 30.  Location of Accounts and Records

          All accounts, books or other documents of the Registrant are located at the offices of the Depositor, The Principal Financial Group, Des Moines, Iowa 50392.

Item 31.  Management Services

          Inapplicable

Item 32.  Undertakings

          The Registrant undertakes that in restricting cash withdrawals from Tax Sheltered Annuities to prohibit cash withdrawals before the Participant attains age 59 1/2, separates from service, dies, or becomes disabled or in the case of hardship, Registrant acts in reliance of SEC No Action Letter addressed to American Counsel of Life Insurance (available November 28, 1988). Registrant further undertakes that:

          1.   Registrant  has included  appropriate  disclosure  regarding  the redemption restrictions imposed by Section 403(b)(11) in its registration statement, including the prospectus, used in connection with the offer of the contract;

          2. Registrant will include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

          3. Registrant will instruct sales representatives who solicit Plan Participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential Plan Participants; and

          4.   Registrant will obtain from each Plan Participant who purchases a
               Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the Plan Participant's understanding of (a) the restrictions on redemption imposed by
               Section 403(b)(11), and (b) the investment alternatives available under the employer's Section 403(b) arrangement, to which the Plan Participant may elect to transfer his contract value.

  REPRESENTATION PURSUANT TO SECTION 26 OF THE INVESTMENT COMPANY ACT OF 1940

Principal Mutual Life Insurance Company represents the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Principal Life Insurance Company Separate Account B, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereto duly authorized in the City of Des Moines and State of Iowa, on the 2nd day of September, 2005.

                         PRINCIPAL LIFE INSURANCE COMPANY
                         SEPARATE ACCOUNT B

                                 (Registrant)


                                 (Registrant)

                                   /s/ J. Barry Griswell
                         By ______________________________________________
                              J. Barry Griswell
                              Chairman, President and Chief Executive Officer


                         By  PRINCIPAL LIFE INSURANCE COMPANY

                                 (Depositor)

                                   /s/ J. Barry Griswell
                         By ______________________________________________
                              J. Barry Griswell
                              Chairman, President and Chief Executive Officer

Attest:

/s/ Joyce N. Hoffman
-----------------------------------
Joyce N. Hoffman
Senior Vice President and
  Corporate Secretary


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature                          Title                           Date

/s/ J. B. Griswell             President, Chairman and         09/02/2005
--------------------           Chief Executive Officer
J. B. Griswell


/s/ G. B. Elming               Vice President and              09/02/2005
--------------------           Controller (Principal
G. B. Elming                   Accounting Officer)



/s/ M. H. Gersie               Executive Vice President        09/02/2005
--------------------           and Chief Financial Officer
M. H. Gersie                   (Principal Financial
                               Officer)


  (B. J. Bernard)*             Director                        09/02/2005
--------------------
B. J. Bernard


  (J. Carter-Miller)*          Director                        09/02/2005
--------------------
J. Carter-Miller


  (G. E. Costley)*             Director                        09/02/2005
--------------------
G. E. Costley


  (D. J. Drury)*               Director                        09/02/2005
--------------------
D. J. Drury


  (C. D. Gelatt, Jr.)*         Director                        09/02/2005
--------------------
C. D. Gelatt, Jr.


  (S. L. Helton)*              Director                        09/02/2005
--------------------
S. L. Helton


  (C. S. Johnson)*             Director                        09/02/2005
--------------------
C. S. Johnson


  (W. T. Kerr)*                Director                        09/02/2005
--------------------
W. T. Kerr


  (R. L. Keyser)*              Director                        09/02/2005
--------------------
R. L. Keyser


  (A. K. Mathrani)*            Director                        09/02/2005
--------------------
A. K. Mathrani


  (F. F. Pena)*                Director                        09/02/2005
--------------------
F. F. Pena


  (E. E. Tallett)*             Director                        09/02/2005
--------------------
E. E. Tallett


                          *By    /s/ J. Barry Griswell
                                 ------------------------------------
                                 J. Barry Griswell
                                 Chairman, President and Chief Executive Officer

                                 Pursuant to Powers of Attorney
                                 Previously Filed or Included